                                        Filed Pursuant to Rule 424(b)(1)
                                        Registration No. 333-82296, 333-82296-01


PROSPECTUS

                2,200,000 CUMULATIVE TRUST PREFERRED SECURITIES

                            STERLING BANCORP TRUST I
                  8.375% CUMULATIVE TRUST PREFERRED SECURITIES
                (LIQUIDATION AMOUNT $10 PER PREFERRED SECURITY)

             FULLY, IRREVOCABLY AND UNCONDITIONALLY GUARANTEED ON A
            SUBORDINATED BASIS, AS DESCRIBED IN THIS PROSPECTUS, BY

                            [STERLING BANCORP LOGO]
                             ---------------------

     Sterling Bancorp Trust I is offering 2,200,000 preferred securities at $10 per preferred security. Sterling Bancorp Trust I will purchase 8.375% subordinated debentures of Sterling Bancorp using the proceeds from its offering of the preferred securities. The subordinated debentures have the same payment terms as the preferred securities.

     The preferred securities have been approved for listing on the New York Stock Exchange under the trading symbol "STL-PrA." We expect that the preferred securities will begin trading on the New York Stock Exchange within 30 days after they are first issued.
                             ---------------------

 INVESTING IN THE PREFERRED SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE
        "RISK FACTORS" SECTION BEGINNING ON PAGE 10 OF THIS PROSPECTUS.
                             ---------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The preferred securities are not savings accounts, deposits or obligations of any bank and are not insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation or any other governmental agency.

                                                                 PER
                                                              PREFERRED
                                                              SECURITY       TOTAL
                                                              ---------   -----------
Public offering price.......................................   $10.00     $22,000,000
Underwriting commission to be paid by Sterling Bancorp......  See below    See below
Proceeds, before expenses, to Sterling Bancorp Trust I......   $10.00     $22,000,000

     This is a firm commitment underwriting. The trust will invest the proceeds of the sale of the preferred securities in the subordinated debentures. We have agreed to pay the underwriters as compensation for arranging the investment of the proceeds of this offering in the subordinated debenture $0.375 per preferred security ($825,000 for all preferred securities and $937,500 if the over-allotment option referred to below is exercised in full).

     The trust has granted the underwriters a 30-day option to purchase up to 300,000 additional preferred securities on the same terms and conditions set forth above solely to cover over-allotments, if any.

     The underwriters expect to deliver the preferred securities in book-entry form only through the facilities of The Depository Trust Company on or about February 27, 2002.

                             ---------------------

FERRIS, BAKER WATTS                                             RYAN, BECK & CO.
   Incorporated

               The date of this prospectus is February 21, 2002.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................   10
Forward-Looking Statements..................................   16
Regulatory Considerations...................................   16
Use of Proceeds.............................................   16
Capitalization..............................................   17
Accounting Treatment........................................   18
Sterling Bancorp Trust I....................................   19
Description of Preferred Securities.........................   20
Description of Subordinated Debentures......................   33
Description of Guarantee....................................   44
Relationship Among the Preferred Securities, the
  Subordinated Debentures, the Expense Agreement and the
  Guarantee.................................................   47
Book-Entry Issuance.........................................   48
United States Federal Income Tax Consequences...............   50
ERISA Considerations........................................   53
Underwriting................................................   54
Validity of Securities......................................   56
Experts.....................................................   56
Where You Can Find More Information and Information We
  Incorporate by Reference..................................   56

ABOUT THIS PROSPECTUS:

     - You should rely only on the information contained in or incorporated by reference into this document. We have not authorized anyone to provide you with information that is different from that contained in this document.

     - We are not, and our underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     - You should assume that the information contained in this document is accurate as of the date on the front cover of this prospectus, regardless of the time of delivery of this document or of any sale of the preferred securities.

     - This prospectus does not constitute an offer to sell, or the solicitation of any offer to buy, any securities other than the securities to which it relates.

                                    SUMMARY

     This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information in this prospectus, our financial statements and the other information that is incorporated by reference in this prospectus, before making a decision to invest in the preferred securities. As used in this prospectus, the words "we," "our" and "us" may, depending upon the context, refer to Sterling Bancorp or to Sterling Bancorp and its consolidated subsidiaries taken as a whole.

OVERVIEW OF STERLING BANCORP

     We are headquartered in New York City, and are a financial holding company subject to the regulation and supervision of the Board of Governors of the Federal Reserve System, which we refer to as the "Federal Reserve." Our principal subsidiary is Sterling National Bank, which we refer to as the "bank." The bank was organized under the National Bank Act and commenced operations in New York City in 1929. As a national bank, the bank is principally subject to the supervision, examination and reporting requirements of the Office of the Comptroller of the Currency, as well as the Federal Deposit Insurance Corporation. We maintain seven offices in New York. We have operations in New York City and the tri-state area, as well as Virginia and other mid-Atlantic states, and conduct business throughout the United States.

     On January 24, 2002, we released our year 2001 results. For the year ended December 31, 2001, we reported net income of $19.4 million, representing $1.80 per share, calculated on a diluted basis. At December 31, 2001, our total assets were $1.5 billion, total loans outstanding were $808.7 million, total deposits were $1.0 billion and total shareholders' equity was $128.5 million. Principal factors that drove our results for year 2001 were strong growth of loans and demand deposits, growth in mortgage banking business, as well as our continued disciplined approach to managing funding costs. We believe that our geographic and product diversity and a client base with no significant industry concentration provide us with the essential elements for managing risk. Since 1996, our net income has grown at a compounded annual growth rate of 18.6%, total loans have grown at a compounded annual growth rate of 11.7% and total deposits have grown at a compounded annual growth rate of 11.4%.

PRODUCTS AND SERVICES

     We provide a full range of banking and financial services products. These products and services include commercial lending, asset-based financing, factoring/accounts receivable management, international trade financing, commercial and residential mortgage lending and brokerage, equipment leasing, corporate and consumer deposit services, trust, estate administration, investment management and investment services. Business lending, depository and related financial services are furnished to a wide range of customers in diverse industries, including commercial, industrial and financial companies, as well as government and non-profit entities.

     - Commercial Lending and Asset-based Financing. The bank provides loans to small and medium-sized businesses. The businesses are diversified across industries, and the loans range in size from $250,000 to $12 million. Business loans can be tailored to meet customers' specific long- and short-term needs, and include secured and unsecured lines of credit, business installment loans, business lines of credit and debtor-in-possession financing. Our loans are often collateralized by assets, such as accounts receivable, inventory, equipment or real property. As of December 31, 2001, our outstanding loan balance for commercial and industrial lending was $520 million, representing approximately 64% of our total loan portfolio. There are no industry concentrations exceeding 10% of loans, gross, in the bank's loan portfolio. Approximately 72% of our loans were to borrowers located in the metropolitan New York area.

     - Factoring. Through its factoring subsidiary, the bank provides accounts receivable management services. Sterling Factors Corporation, which we refer to as "Factors," purchases clients' accounts receivable, assumes credit risk on approved orders and handles credit and collection details and bookkeeping requirements. Income for these services is derived from commission charges for receivables serviced and interest charged on advances to the client. For these services, Factors receives factoring commissions paid by the clients plus interest charged on advances. The accounts receivable factored are for clients primarily engaged in the apparel and textile industries.

     - Dealer Receivable Financing. Through our subsidiary, Sterling Financial Services Company, Inc., we provide loans to independent dealers who market products, such as housewares, appliances, automobiles and educational material to consumers on an installment basis with repayment terms between 12 and 48 months. We administer these installment contracts for the dealer by providing billing, payment processing and other bookkeeping services. We generally lend up to 80% of the value of the borrower's collateral. More than 65% of the payments are received electronically.

     - Equipment Leasing. The bank offers equipment leasing services in the New York metropolitan area and across the United States through direct leasing programs, third party sources and vendor programs. The bank finances small and medium-sized equipment leases with an average term of 24 to 30 months. The outstanding loan balance for equipment leases was approximately $91 million. At December 31, 2001, equipment leases comprised approximately 11% of our total loan portfolio.

     - Residential and Commercial Mortgages. The bank's real estate loan portfolio consists of real estate loans on one to four family residential properties and commercial properties. The residential mortgage banking and brokerage business is conducted through Sterling National Mortgage Company, Inc. offices located principally in New York and Virginia. The mortgage company originates conforming residential mortgage loans throughout the tri-state metropolitan area, as well as in Virginia and other mid-Atlantic states for resale. The mortgage company also originates non-conforming residential mortgage loans, for its own portfolio and for resale. Commercial real estate financing is offered through loan programs on income producing and owner-occupied properties, professional co-ops and condos through our real estate lending department. This department also offers interim financing and development for commercial properties. At December 31, 2001, the outstanding loan balance for real estate loans was $161 million, representing approximately 20% of total loans outstanding.

     - International Trade Finance. Through its international division, International Banking Facility and Hong Kong trade services subsidiary, the bank offers financial services to its customers and correspondents in the world's major financial centers. These services consist of financing import and export transactions, issuance of letters of credit and creation of banker's acceptances. In addition to its direct worldwide correspondent banking relationships, active bank account relationships are maintained with leading foreign banking institutions in major financial centers.

     - Trust Services. The bank's trust department provides a variety of fiduciary, investment management, custody and advisory and corporate agency services to individuals, corporations and foundations. The bank acts as trustee for pension, profit-sharing, 401(k) and other employee benefit plans and personal trusts and estates. For corporations, the bank acts as trustee, transfer agent, registrar and in other corporate agency capacities.

KEY COMPONENTS OF OUR CURRENT BUSINESS STRATEGY

     - Focus on niche high-margin products. With over 70 years of history, we have established a firm presence in the markets we serve. Our product and service offerings have evolved to reflect the growth of our client mix. Niche, high-margin products such as factoring, asset-based lending and trade finance continue to contribute to our 34 consecutive quarters of year-over-year double-digit earnings growth.

     - Maintain strong asset quality. Our commitment to high credit quality is reflected in our strict underwriting standards. Senior management is actively involved in the credit underwriting process in order to maintain a strong asset base. Our non-performing assets represented 0.17% of our total assets as of December 31, 2001 and have averaged 0.19% over the past 5 years.

     - Take advantage of opportunities afforded by bank consolidation. Major consolidations that have taken place in the New York market have created a large underserved small and middle market niche, which we serve. We are among a small group of banks with assets between $1 billion and $20 billion that service the small business market in New York City.

     - Offer high-touch personalized customer service. We are a community style bank with a focus on businesses in one of the largest markets in the world. Our clients and customers enjoy access to all levels of decision-makers. We establish long-term client relationships by being proactive in meeting customers' needs, offering a broad range of products and services, and being in constant contact with the client. Our motto "our doors are open all the way to the top" is not merely a slogan, but a tradition of personalized service that illustrates how we have been doing business for over 70 years.

                             ---------------------

     Our and the trust's principal executive office is located at 650 Fifth Avenue, New York, New York 10019-6108, and our telephone number is (212) 757-3300.

STERLING BANCORP TRUST I

     The trust is a statutory business trust created under Delaware law. We created the trust only to issue and sell the common and preferred securities, and to purchase the subordinated debentures from us. The trust has a term of 30 years, but may be dissolved earlier as provided in the trust agreement.

                                  THE OFFERING

     The following is a brief summary of the offering of the preferred securities. You should refer to "Description of Preferred Securities," "Description of Subordinated Debentures" and "Description of Guarantee" for a more detailed description of the preferred securities and the subordinated debentures.

     Unless we state otherwise, the information in this prospectus does not include up to 300,000 preferred securities that may be issued to the underwriters pursuant to their over-allotment option. If the underwriters exercise their over-allotment option in full, the total number of preferred securities will be 2,500,000 and the aggregate principal amount of subordinated debentures will be $25,774,000.

The issuer....................   Sterling Bancorp Trust I

Securities the trust is
offering......................   The trust is issuing 2,200,000 preferred
                                 securities. Each preferred security represents a preferred undivided beneficial interest in the assets of the trust. The trust will sell the preferred securities to the public for cash. The trust will also issue common securities, which will represent common undivided beneficial interests in the assets of the trust. We will purchase all of the common securities from the trust for cash.

Offering price................   $10 per preferred security, plus any
                                 accumulated and unpaid distributions from the original issue date.

Subordinated debentures.......   The trust will use the cash it receives from
                                 the sale of the preferred and common securities to purchase subordinated debentures from us, which are due on March 31, 2032. The assets of the trust will consist solely of the subordinated debentures and payments received on the subordinated debentures. The subordinated debentures will have payment terms similar to those of the preferred securities, and the trust will rely on the payments it receives on the subordinated debentures to make all payments on the preferred securities.

When the trust will pay
distributions to you..........   Your purchase of the preferred securities
                                 entitles you to receive cumulative cash
                                 distributions at an 8.375% annual rate.
                                 Distributions will accumulate from the date the trust issues the preferred securities and are to be paid quarterly on March 31, June 30, September 30 and December 31 of each year, beginning June 30, 2002. As long as the preferred securities are represented by a global security, the record date for distributions on the preferred securities will be the fifteenth day, whether or not a business day, immediately preceding the relevant distribution date. We may defer the payment of cash distributions, as described below.

When the trust must redeem the
preferred securities..........   The subordinated debentures will mature and we
                                 must redeem the preferred securities on March
                                 31, 2032, unless in our sole discretion we accelerate the date of maturity. We may shorten the maturity date to a date not earlier than March 31, 2007. We will not shorten the maturity date unless we have received the prior approval of the Federal Reserve, if required by law or regulation.

Redemption of the preferred
securities before March 31,
2032 is possible..............   The trust must redeem the preferred securities
                                 when we repay the subordinated debentures because they mature, are accelerated or are redeemed. We may redeem all or part of the subordinated debentures before they are due, at a price equal to their principal amount plus interest accrued to the date of redemption at any time on or after March 31, 2007.

                                 In addition, we may redeem all of the
                                 subordinated debentures at any time within 90 days following any of the following events:

                                 - a "tax event," which occurs if existing laws
                                   or regulations or their interpretation or application change, causing the interest we pay on the subordinated debentures no longer to be deductible by us for federal income tax purposes; or causing the trust to become subject to federal income tax or to certain other taxes or governmental charges;

                                 - a "capital treatment event," which occurs if
                                   the capital adequacy guidelines of the
                                   Federal Reserve change so that the preferred securities no longer qualify as Tier 1 capital; or

                                 - an "investment company event," which occurs
                                   if existing laws or regulations change,
                                   requiring the trust to register as an
                                   investment company.

                                 If your preferred securities are redeemed by the trust, you will receive the liquidation amount of $10 per preferred security, plus any accrued and unpaid distributions to the date of redemption.

                                 Upon prior approval of the Federal Reserve, if required, we may also redeem the subordinated debentures at any time, and from time to time, in an amount equal to the liquidation amount of any preferred securities we repurchase, plus a proportionate amount of common securities, but only by surrendering to the property trustee a like amount of the preferred securities and common securities that we then own. In exchange for the trust securities surrendered by us, the property trustee will cause to be released to us for cancellation subordinated debentures with a principal amount equal to the liquidation amount of trust securities, plus any accumulated but unpaid distributions then held by the property trustee allocable to those trust securities. After the date of redemption involving an exchange by us, the trust securities we surrender will no longer be deemed outstanding and the subordinated debentures redeemed in exchange for the trust securities will be cancelled.

We have the option to extend
the interest payment period...   The trust will rely solely on payments made by
                                 us under the subordinated debentures to pay distributions on the preferred securities. As long as we are not in default under the indenture relating to the subordinated debentures, we will have the right, one or more times, to defer interest payments on the subordinated debentures for up to 20 consecutive quarters, but not beyond March 31, 2032. Each period during which interest payments are deferred is called an "extension period." Each time we defer interest payments on the subordinated debentures:

                                 - the trust also will defer the payment of
                                   distributions on the preferred securities;

                                 - you will still accumulate distributions at an
                                   annual rate of 8.375% of the liquidation amount of the preferred securities; and

                                 - these accumulated distributions will earn
                                   interest at the same rate, compounded
                                   quarterly, until paid. At the end of any extension period, we will pay to the trust all accrued and unpaid interest under the subordinated debentures. The trust will then pay all accumulated and unpaid distributions to you.

You will still be taxed if
distributions on the preferred
securities are deferred.......   If a deferral of payment occurs, you will be
                                 required to accrue interest income and include it in your gross income for United States federal income tax purposes, even if you are a cash basis taxpayer.

We are guaranteeing payments
on the preferred securities...   We will fully and unconditionally guarantee
                                 payments on the preferred securities, but only to the extent that the trust has funds legally and immediately available to make those payments. If we do not make payments on the subordinated debentures, the trust will not have sufficient funds to make payments on the preferred securities. If this is the case, your remedy is to institute a legal proceeding directly against us for enforcement of payments under the subordinated debentures. Our obligations under the guarantee will rank junior in right of payment to our senior debt.

We can dissolve the trust and
cause an exchange of preferred
securities for subordinated
debentures....................   We have the right at any time to dissolve the
                                 trust. In that event, the property trustee will either:

                                 - distribute the subordinated debentures to
                                   you, subject to the prior approval of the Federal Reserve and satisfaction of any creditors of the trust, if required by law or regulation; or

                                 - if the property trustee decides that
                                   distributing the subordinated debentures is not practical, distribute assets of the trust to you in an amount equal to the liquidation amount of the preferred securities plus accumulated and unpaid distributions.

                                 In all cases, however, the trust will make distributions only to the extent that the trust has available assets after the trust has satisfied all of its liabilities to its creditors. If we distribute the subordinated debentures, we will use our reasonable efforts to list the subordinated debentures on the New York Stock Exchange or any other stock exchange or automated quotation system on which the preferred securities are then listed or quoted.

How the securities will rank
in right of payment...........   Our obligations under the preferred securities,
                                 subordinated debentures and guarantee are unsecured and will rank as follows with regard to right of payment:

                                 - the preferred securities will rank equally
                                   with the common securities of the trust. The trust will pay distributions on the preferred securities and the common securities ratably. However, if we default with respect to the subordinated debentures, then no distributions on or redemptions of the common securities of the trust or our common stock will be paid until all accumulated and unpaid distributions on the preferred securities have been paid;

                                 - our obligations under the subordinated
                                   debentures and the guarantee are unsecured and generally will rank junior in priority to our existing and future senior and subordinated indebtedness; and

                                 - because we are a holding company, the
                                   subordinated debentures and the guarantee will effectively be subordinated to all depositors' claims, as well as existing and future liabilities of our subsidiaries.

Voting rights of the preferred
securities....................   Except in limited circumstances, holders of the
                                 preferred securities will have no voting rights.

New York Stock Exchange
symbol........................   STL-PrA.

You will not receive
certificates representing your
preferred securities..........   The preferred securities will be represented by
                                 a global security that will be deposited with and registered in the name of The Depository
                                 Trust Company, or its nominee. This means that, except in limited circumstances, you will not receive a certificate for the preferred securities, and your beneficial ownership interests will be recorded through the DTC book-entry system.

How the proceeds of this
offering will be used.........   The trust will invest the proceeds from the
                                 sale of the preferred and common securities in the subordinated debentures. We estimate the net proceeds, before expenses, to us from the sale of the subordinated debentures to the trust, after deducting underwriting expenses and commissions, to be approximately $21.2 million, or $24.1 million if the underwriters exercise their over-allotment option in full.
                                 We intend to use the proceeds for general corporate purposes, which may include the repurchase of our common stock, the repayment of our debt and investments in or advances to our existing or future subsidiaries.

We are reimbursing the trust
for expenses..................   We have agreed in the expense agreement to
                                 reimburse the trust for any expenses and liabilities it may incur, other than amounts payable for the securities.

Trustees and Administrators...   The Bank of New York will act as property
                                 trustee and The Bank of New York (Delaware) will act as Delaware trustee, and they will conduct the business and affairs of the trust.
                                 In addition, John C. Millman, our President, and John W. Tietjen, our Executive Vice
                                 President, Treasurer and Chief Financial
                                 Officer, will initially act as administrative trustees of the trust.

     Before buying the preferred securities you should carefully consider the "Risk Factors" beginning on page 10.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table contains our selected consolidated financial information and other financial data. The selected balance sheet and summary of operations data, insofar as they relate to the years ended December 31, 2000 and 1999, are derived from our consolidated financial statements which are incorporated by reference in this prospectus, and have been audited by KPMG LLP. The selected balance sheet and summary of operations data for the years ended December 31, 1998 and 1997 are derived from our consolidated financial statements and have also been audited by KPMG LLP. The selected consolidated financial data as of and for the year ended December 31, 2001 is derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of financial position and results of operations as of and for the year ended December 31, 2001 have been included. This information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2000 and the financial statements and other information and data included in our Current Report on Form 8-K filed on January 28, 2002. Results for past periods are not necessarily indicative of results that may be expected for any future period.

                                              AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                   ---------------------------------------------------------------
                                      2001          2000         1999         1998         1997
                                   -----------   ----------   ----------   ----------   ----------
                                   (UNAUDITED)
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS
Total interest income............  $   95,866    $   97,125   $   79,245   $   73,779   $   67,596
Total interest expense...........      26,816        34,242       25,783       24,341       22,024
Net interest income..............      69,050        62,883       53,462       49,438       45,572
Provision for loan losses........       7,401         6,563        5,584        5,389        3,075
Net securities gains.............          --            --           --           86           --
Noninterest income...............      24,123        22,373       17,944       16,362       12,972
Noninterest expenses.............      53,695        50,280       41,582       38,297       35,707
Income before taxes..............      32,077        28,413       24,240       22,200       19,762
Provision for income taxes.......      12,689        11,854        9,676        9,403        8,874
Net income.......................      19,388        16,559       14,564       12,797       10,888
  Per common share -- basic......        1.90          1.64         1.42         1.23         1.08
                    -- diluted...        1.80          1.59         1.36         1.17         1.02
Dividends per common share.......        0.66          0.58         0.50         0.43         0.37
PERIOD END BALANCE SHEETS
Investment securities............  $  576,028    $  433,797   $  457,402   $  329,806   $  384,951
Loans, net of unearned
  discounts......................     808,687       750,888      689,096      640,206      558,482
Total assets.....................   1,482,871     1,270,749    1,218,887    1,044,445    1,019,980
Noninterest-bearing deposits.....     356,303       341,039      291,808      329,020      312,462
Interest-bearing deposits........     628,621       525,243      570,712      373,782      418,946
Shareholders' equity.............     128,477       117,016      105,240      102,151       92,623

                                              AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                   ---------------------------------------------------------------
                                      2001          2000         1999         1998         1997
                                   -----------   ----------   ----------   ----------   ----------
                                   (UNAUDITED)
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
AVERAGE BALANCE SHEETS
Investment securities............  $  468,861    $  453,237   $  379,872   $  336,690   $  304,753
Loans, net of unearned
  discounts......................     705,216       634,980      556,630      512,711      446,268
Total assets.....................   1,267,856     1,165,707    1,022,698      935,964      838,354
Noninterest-bearing deposits.....     292,918       258,347      237,324      224,780      199,431
Interest-bearing deposits........     594,303       536,523      452,734      409,027      377,301
Long-term convertible
  subordinated debentures........          --            --           --           --        4,618
Shareholders' equity.............     123,935       107,584      102,361       96,644       82,515
PROFITABILITY AND PERFORMANCE
  RATIOS
Return on average total assets...        1.53%         1.42%        1.42%        1.37%        1.30%
Return on average tangible
  shareholders' equity...........       18.86         19.16        17.94        16.95        17.75
Return on average shareholders'
  equity.........................       15.64         15.39        14.23        13.24        13.20
Dividend payout ratio............       32.03         29.57        27.98        27.47        26.64
Net interest margin
  (tax-equivalent basis).........        6.23          6.13         5.97         6.12         6.37
ASSET QUALITY RATIOS
Loans/assets, period end.........       54.54%        59.09%       56.53%       61.30%       54.75%
Net charge-offs/loans, period
  end............................        0.75          0.67         0.67         0.61         0.43
Nonperforming loans/loans, period
  end............................        0.22          0.27         0.21         0.19         0.25
Allowance/loans, period end......        1.74          1.69         1.61         1.59         1.55
LIQUIDITY AND CAPITAL RATIOS
Average loans to average
  deposits.......................       79.49%        79.88%       80.66%       80.89%       77.38%
Average equity to average
  assets.........................        9.78          9.23        10.01        10.33         9.84
Tier 1 risk-based capital........       12.44         12.14        11.86        11.38        10.57
Total risk-based capital.........       13.70         13.39        13.11        12.63        11.82
Leverage ratio...................        7.79          8.14         7.75         8.67         8.31
EARNINGS TO FIXED CHARGES(1)
Including interest on deposits...        2.15x         1.81x        1.91x        1.89x        1.87x
Excluding interest on deposits...        4.62x         3.28x        3.47x        3.49x        3.56x

---------------

(1) For purposes of computing the ratios of earnings to fixed charges, earnings represent net income plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, include interest expense (other than on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. Fixed charges, including interest on deposits, include all interest expense and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. Pretax earnings required for preferred stock dividends were computed using tax rates for the applicable year.

                                  RISK FACTORS

     An investment in the preferred securities involves a number of risks. Some of these risks relate to the preferred securities and others relate to us and the financial services industry generally. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating an investment in the trust before you purchase the preferred securities offered by this prospectus.

                   RISKS RELATING TO THE PREFERRED SECURITIES

     Because the trust will rely on the payments it receives on the subordinated debentures to make all payments on the preferred securities, and because the trust may distribute the subordinated debentures in exchange for the preferred securities upon liquidation of the trust, you are making an investment decision with regard to the subordinated debentures as well as the preferred securities. You should carefully review the information in this prospectus about both of these securities.

THE SUBORDINATED DEBENTURES AND THE GUARANTEE RANK LOWER THAN ANY OF OUR OTHER INDEBTEDNESS, AND OUR HOLDING COMPANY STRUCTURE EFFECTIVELY SUBORDINATES ANY CLAIMS AGAINST US TO THOSE OF OUR SUBSIDIARIES' CREDITORS.

     The subordinated debentures are not secured by any of our property or assets. Our obligations under the subordinated debentures will rank junior in right of payment to all of our senior debt. "Senior debt" includes substantially all of our current and future indebtedness, other than trade accounts payable and accrued liabilities arising in the ordinary course of business.

     Since we are a holding company, our right to participate in any asset distribution of any of our subsidiaries, on liquidation, reorganization or otherwise, will rank junior to all creditors of that subsidiary, except to the extent that we may ourselves be a creditor of that subsidiary. The rights of holders of preferred securities or subordinated debentures to benefit from those distributions will also be junior to those prior claims. Consequently, the guarantee, the subordinated debentures and, therefore, the preferred securities of the trust, will be effectively subordinated to all liabilities of our subsidiaries. You should look only to our assets for payments on the guarantee and the subordinated debentures and the preferred securities.

     The subordinated debentures, the indenture and the guarantee do not limit our or our subsidiaries' ability to incur additional indebtedness, including indebtedness that ranks senior to the subordinated debentures and the guarantee. For more information on the subordination of the debentures, please refer to "Description of Subordinated Debentures -- Subordination of the subordinated debentures." For more information on the subordination of the guarantee, please refer to "Description of Guarantee -- Status of the guarantee."

OUR RIGHT TO POSTPONE INTEREST PAYMENTS ON THE SUBORDINATED DEBENTURES AND THE TAX TREATMENT OF THE PREFERRED SECURITIES COULD ADVERSELY AFFECT MARKET PRICES FOR THE PREFERRED SECURITIES.

     The market price of the preferred securities may be more volatile than the market prices of similar securities that are not subject to these rights, since we have the right to defer interest payments on the subordinated debentures. Any exercise of this right could cause the market price of the preferred securities to decline. Accordingly, the preferred securities that you purchase, whether in this offering or in the secondary market, or the subordinated debentures that you may receive on liquidation of the trust, may trade at a discount to the price that you paid for the preferred securities.

     If you sell your preferred securities before the record date for the payment of distributions, you will not receive payment of a distribution for the period before the disposition. However, you will be required to include accrued but unpaid interest on the subordinated debentures through the date of disposition as ordinary income for United States federal income tax purposes. In addition, if we have, at any time, deferred interest payments on the subordinated debentures, you will be required to add the amount of the accrued but unpaid interest to your tax basis in the preferred securities. Your increased tax basis in the preferred securities will increase the amount of any capital loss or decrease the amount of any capital gain that you may have otherwise realized on the sale. You cannot offset ordinary income against capital losses for United States federal income tax purposes, except in a few limited cases. For more information on the tax consequences of selling your preferred securities before the record date for payment of distributions, see "United States Federal Income Tax Consequences -- Sale or redemption of the preferred securities."

PAYMENTS ON PREFERRED SECURITIES ARE DEPENDENT ON OUR PAYMENTS ON SUBORDINATED DEBENTURES, AND IF WE FAIL TO MAKE A PAYMENT IT WILL ADVERSELY AFFECT YOU.

     The ability of the trust to timely pay distributions on the preferred securities and to pay the liquidation amount is dependent solely upon our making the related payments on the subordinated debentures when due.

     If we default on our obligation to pay principal of or interest on the subordinated debentures, the trust will not have sufficient funds to pay distributions or the liquidation amount. As a result, you will not be able to rely upon the guarantee for payment of these amounts. Instead, you or the property trustee may sue us to enforce the rights of the trust under the subordinated debentures, as described under "Relationship Among the Preferred Securities, the Subordinated Debentures, the Expense Agreement and the Guarantee -- Full and unconditional guarantee of payments and other amounts due on the preferred securities."

     You will have no protection under the terms of the preferred securities or the indenture against any sudden decline in our credit quality resulting from any highly leveraged transaction, takeover, merger, recapitalization or similar restructuring or change in control.

DISTRIBUTION PAYMENTS ON THE PREFERRED SECURITIES COULD BE DEFERRED FOR SUBSTANTIAL PERIODS, BUT YOU WOULD CONTINUE TO RECOGNIZE INCOME FOR TAX PURPOSES.

     As long as there is no event of default under the indenture that has occurred but has not been cured, we will have the right, one or more times, to defer interest payments on the subordinated debentures for up to 20 consecutive quarters, but not beyond March 31, 2032. There is no limit on the number of extension periods that we may impose. Extension periods are periods during which we defer interest payments on the subordinated debentures.

     If we defer interest payments on the subordinated debentures, the trust also will defer payment of distributions on the preferred securities. During an extension period, you will still accumulate distributions at an annual rate of 8.375% of the liquidation amount of the preferred securities. If we exercise our right to defer interest payments on the subordinated debentures, the preferred securities may trade at a price that does not fully reflect the value of accumulated but unpaid distributions on the preferred securities. If you sell your preferred securities during an extension period, you may not receive the same return on your investment as someone else who continues to hold the preferred securities. For more information on the deferral of distributions on the preferred securities during an extension period, see "Description of Preferred Securities -- Distributions on the preferred securities -- Extension period."

     If we exercise our option to defer interest on the subordinated debentures, you will be required, for United States federal income tax purposes, from the beginning of an extension period, to accrue interest income with respect to the subordinated debentures each year using a constant yield method. You will also be required to include those amounts in your gross income whether or not you receive any cash distributions relating to those interest payments. You also will not receive the cash related to any accrued and unpaid interest from the trust if you sell the preferred securities before the end of any extension period. For more information on the tax consequences of interest deferral, see "United States Federal Income Tax Consequences -- Interest income and original issue discount" and "-- Sale or redemption of the preferred securities."

WE MAY REDEEM THE SUBORDINATED DEBENTURES AT OUR OPTION ON OR AFTER MARCH 31, 2007 IF A "TAX EVENT," A "CAPITAL TREATMENT EVENT" OR AN "INVESTMENT COMPANY EVENT" OCCURS, AND YOU MAY NOT BE ABLE TO REINVEST YOUR PRINCIPAL AT THE SAME OR A HIGHER RATE OF RETURN.

     We will have an option to redeem the subordinated debentures -- and therefore cause the trust to redeem a like amount of the common and preferred securities -- at any time on or after March 31, 2007. You should assume that we will exercise our redemption option if we are able to refinance at a lower interest rate or it is in our interest to redeem the subordinated debentures at that time. Consequently, your preferred securities could be redeemed as early as five years after the issue date.

     In addition, if a tax event, a capital treatment event or an investment company event, as further described below, occurs, we have the right to redeem the subordinated debentures in whole, but not in part, within 90 days. If we redeem the subordinated debentures, the trust will be required to redeem the preferred securities. Thus, it is possible that the preferred securities could be redeemed before March 31, 2007.

     A tax event could result from amendments or changes in U.S. federal income tax laws or regulations, including those arising from judicial decisions or administrative pronouncements, that could have adverse tax consequences for us or the trust in connection with the subordinated debentures or the preferred securities.

     Legislation has been introduced in the United States Congress that generally would deny an interest deduction for interest paid or accrued on debt instruments that are not included as liabilities in the certified annual report of an issuer. This legislation is proposed to be effective for instruments issued on or after the date of enactment of such legislation and consequently, as drafted, this legislation would not affect the preferred securities or subordinated debentures. While this legislation has not been enacted into law, we can give no assurances that this or similar legislation will not ultimately be enacted or what the effective date of any such legislation might be. If this or similar legislation were to apply to the subordinated debentures, we would not be able to deduct interest payments on the subordinated debentures, and, consequently, such legislation would result in a tax event as described in "Description of Preferred Securities -- Redemption of the common and preferred securities or exchange upon liquidation of the trust -- Liquidation of the trust and distribution of the subordinated debentures." See "United States Federal Income Tax Consequences -- Possible tax law changes."

     A capital treatment event could result from amendments or changes in laws, including those arising from judicial decisions or administrative pronouncements, that could have adverse consequences for us under the capital adequacy guidelines of the Federal Reserve. For more information on these events and on redemption generally, see "Description of Preferred Securities -- Redemption of the common and preferred securities or exchange upon liquidation of the trust."

     An investment company event could result from changes in laws or regulations that could cause the trust to be deemed an "investment company" under the Investment Company Act of 1940, which could have adverse consequences for us or the trust.

THE TRUST MAY DISTRIBUTE THE SUBORDINATED DEBENTURES IN EXCHANGE FOR THE PREFERRED SECURITIES, WHICH COULD AFFECT THE MARKET PRICE AND COULD BE A TAXABLE EVENT.

     The trust will terminate upon the occurrence of the events described under "Description of Preferred Securities -- Redemption of the common and preferred securities or exchange upon liquidation of the trust", including if we elect to terminate the trust. After we terminate the trust and after satisfying all liabilities to the trust's creditors, the property trustee may distribute the subordinated debentures to the holders of the common and preferred securities in exchange for those securities. We must use our best efforts to list the subordinated debentures on the New York Stock Exchange or any other stock exchange or automated quotation system on which the preferred securities are then listed or quoted if the subordinated debentures are distributed to holders. However, we can give no assurance that the subordinated debentures will be approved for listing or that a trading market will exist for the subordinated debentures. For further information on this exchange, see "Description of Preferred Securities -- Redemption of the common and preferred securities or exchange upon liquidation of the trust."

     We cannot predict the market prices for the subordinated debentures that may be distributed. Accordingly, the subordinated debentures that you receive upon an exchange distribution, or the preferred securities that you hold pending a distribution, may trade at a discount to the price that you paid for the preferred securities.

     Under current United States federal income tax law and assuming, as we expect, that the trust will not be classified as an association taxable as a corporation, you would not be taxed if the property trustee distributed the subordinated debentures to you upon liquidation of the trust. However, if a tax event were to occur and the trust was taxed on income received or accrued on the subordinated debentures, you and the trust could be taxed on that distribution. For more information on the tax consequences of an exchange, see "United States Federal Income Tax Consequences -- Distribution of subordinated debentures to holders of the preferred securities."

WE HAVE MADE ONLY LIMITED COVENANTS IN THE INDENTURE AND THE TRUST AGREEMENT, WHICH MAY NOT PROTECT YOUR INVESTMENT IN THE EVENT WE EXPERIENCE SIGNIFICANT ADVERSE CHANGES IN OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS.

     The indenture governing the subordinated debentures and the trust agreement governing the trust do not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore do not protect holders of the subordinated debentures or the preferred securities in the event we experience significant adverse changes in our financial condition or results of operations. The indenture prevents us and any subsidiary from incurring, in connection with the issuance of any trust preferred securities or any similar securities, indebtedness that is senior in right of payment to the subordinated debentures. Except as described above, neither the indenture nor the trust agreement limits our ability or the ability of any subsidiary to incur additional indebtedness that is senior in right of payment to the subordinated debentures. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the subordinated debentures or the guarantee.

AS A HOLDER OF PREFERRED SECURITIES YOU HAVE LIMITED VOTING RIGHTS, AND WE CAN AMEND THE TRUST AGREEMENT TO CHANGE THE TERMS AND CONDITIONS OF THE ADMINISTRATION, OPERATION AND MANAGEMENT OF THE TRUST WITHOUT YOUR CONSENT.

     Holders of preferred securities will have limited voting rights relating principally to the amendment of the trust agreement and the guarantee. Holders of preferred securities will not be entitled to appoint, remove or replace the property trustee or the Delaware trustee except upon the occurrence of the events described in "Description of Preferred Securities -- Removal of issuer trustees."

     In general, we can replace or remove any of the trustees of the trust. In addition, we generally may amend the trust agreement and the indenture without the consent of the holders of preferred securities. For further information on these provisions, see "Description of Preferred Securities -- Voting rights of holders of the preferred securities; amendment of the trust agreement" and "-- Removal of issuer trustees."

THERE HAS BEEN NO PRIOR MARKET FOR THE PREFERRED SECURITIES, AND THE MARKET PRICE MAY DECLINE AFTER YOU INVEST.

     Before this offering, there has been no market for the preferred securities. Although the trust has received approval to list the preferred securities on the New York Stock Exchange, a listing does not guarantee that a trading market for the preferred securities will develop. If a trading market for the preferred securities does develop, a listing will not guarantee the depth of that market and your ability to easily sell your preferred securities.

               RISKS RELATED TO AN INVESTMENT IN STERLING BANCORP

OUR PROFITABILITY DEPENDS SIGNIFICANTLY ON LOCAL AND OVERALL ECONOMIC CONDITIONS, AND THE FINANCIAL SERVICES INDUSTRY MAY BE SIGNIFICANTLY AFFECTED IF ECONOMIC CONDITIONS DETERIORATE.

     Our success is dependent on the economic conditions of the communities we serve and the general economic conditions of the United States. We have operations in New York City and the tri-state area, as well as Virginia and other mid-Atlantic territories, and conduct business throughout the United States. The economic conditions in these areas and throughout the United States have a significant impact on loan demand, the ability of borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions will affect local economic conditions and could negatively affect the financial results of our banking operations. Factors influencing general economic conditions include inflation, recession, unemployment and other factors beyond our control.

     The economies of the United States and many other nations are currently suffering from a recession. There can be no assurance that this recession will not materially adversely affect the banking industry and its participants, including us. The depth and length of the recession may be exacerbated and prolonged as a result of the events of September 11, 2001 and the more recent terrorist activities and threats. Our clientele of small and medium sized businesses could be significantly affected by the recession and this may result in an increase of defaults on outstanding loans and reduce demand for future loans, both of which could adversely affect us. In particular, we have experienced a moderation of loan growth in the last quarter of 2001 compared to the first three quarters of the year. If this trend continues, loan growth could slow further and thereby adversely affect our results of operations and financial condition. Further, we focus on niche products, such as factoring, asset-based lending and trade finance, and if the use of any of these products declines as a result of the current economic climate, that may adversely affect us.

FLUCTUATIONS IN INTEREST RATES COULD REDUCE OUR PROFITABILITY.

     We realize income primarily from the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-earning assets will be more sensitive to changes in market interest rates than our interest-bearing liabilities, or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" will work against us, and our earnings may be negatively affected.

     We are unable to predict fluctuations of market interest rates, which are affected by, among other factors, changes in the following:

     - inflation rates;

     - levels of business activity;

     - unemployment levels;

     - money supply; and

     - domestic and foreign financial markets.

     Our asset-liability management strategy, which is designed to mitigate our risk from changes in market interest rates, may not be able to mitigate changes in interest rates from having a material adverse effect on our results of operations and financial condition.

IF OUR ALLOWANCE FOR LOAN LOSSES IS NOT SUFFICIENT TO COVER ACTUAL LOAN LOSSES, OUR EARNINGS COULD DECREASE.

     Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant credit losses which could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the size of the allowance for loan losses, we rely on our experience and our evaluation of economic conditions. If our assumptions prove to be incorrect, our current allowance for loan losses may not be sufficient to cover loan losses inherent in our loan portfolio and adjustments may be necessary due to unfavorable economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income.

     In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our loan allowance or loan charge-offs as required by these regulatory agencies could have a material adverse effect on our results of operations and financial condition.

COMPETITION WITH OTHER FINANCIAL INSTITUTIONS COULD ADVERSELY AFFECT OUR PROFITABILITY.

     We face vigorous competition from banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions. A number of these banks and other financial institutions have substantially greater resources and lending limits, larger branch systems and a wider array of banking services. To a limited extent, we also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies and insurance companies. This competition may reduce or limit our margins on banking, investment management and trust services, reduce our market share and adversely affect our results of operations and financial condition.

     The Gramm-Leach-Bliley Act of 1999 (the "Gramm Act") has expanded the permissible activities of a bank holding company. The Gramm Act allows qualifying bank holding companies to elect to be treated as financial holding companies. A financial holding company may engage in activities that are financial in nature or are incidental or complementary to financial activities. The Gramm Act also eliminated restrictions imposed by the Glass-Steagall Financial Services Law, adopted in the 1930s, which prevented banking, insurance and securities firms from fully entering each other's business. While it is uncertain what the full impact of this legislation will be, it is likely to result in further consolidation in the financial services industry. In addition, removal of these restrictions will likely increase the number of entities providing banking services and thereby create additional competition.

WE RELY HEAVILY ON OUR MANAGEMENT TEAM, AND THE UNEXPECTED LOSS OF KEY MANAGERS MAY ADVERSELY AFFECT OUR OPERATIONS.

     Our success to date has been strongly influenced by our ability to attract and to retain senior management experienced in banking and financial services. Our ability to retain executive officers and the current management teams of each of our lines of business will continue to be important to successful implementation of our strategies. We do not have employment or non-compete agreements with all of these key employees. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results.

WE OPERATE IN A HIGHLY REGULATED ENVIRONMENT AND MAY BE ADVERSELY AFFECTED BY CHANGES IN FEDERAL AND STATE LAWS AND REGULATIONS.

     We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal or state legislation could have a substantial impact on us and our results of operations. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect our powers, authority and operations, which could have a material adverse effect on our financial condition and results of operations. Further, regulators have significant discretion and power to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory power may have a negative impact on our results of operations and financial condition.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, which is referred to as the "Securities Act", and
Section 21E of the Securities Exchange Act of 1934, as amended, which is referred to as the "Exchange Act." These statements can be identified by the use of forward-looking language such as "will likely result," "may," "are expected to," "is anticipated," "estimate," "projected," "intends to," or other similar words. Our actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements. These statements are subject to risks and uncertainties, including but not limited to risks described in this prospectus or the documents incorporated by reference. When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this prospectus and the documents incorporated by reference. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. You should refer to our periodic and current reports filed with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements. We discuss these uncertainties and others in the section of this prospectus named "Risk Factors."

                           REGULATORY CONSIDERATIONS

     Because we are a financial holding company under the Bank Holding Company Act, the Federal Reserve regulates, supervises and examines us and our consolidated subsidiaries. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to us, please refer to our annual report on Form 10-K for the fiscal year ended December 31, 2000, quarterly reports on Form 10-Q, current report on Form 8-K and any subsequent reports we file with the SEC, which are incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of our or the trust's security holders. As a result of this regulatory framework, our earnings are affected by actions of the Federal Reserve, the Office of Comptroller of the Currency, which regulates our banking subsidiary, and the Federal Deposit Insurance Corporation, which insures the deposits of our banking subsidiary within certain limits.

     Our earnings are also affected by general economic conditions, our management policies and legislative action.

     In addition, there are numerous governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business.

     Depository institutions, like our bank subsidiary, are also affected by various federal laws, including those relating to consumer protection and similar matters. We also have other financial services subsidiaries regulated, supervised and examined by the Federal Reserve, as well as other relevant state and federal regulatory agencies and self-regulatory organizations. Our non-bank subsidiaries may be required to comply with other laws and regulations of the federal government or the various states in which they are authorized to do business.

                                USE OF PROCEEDS

     The trust will invest the proceeds from the sale of the preferred and common securities in the subordinated debentures. We estimate the net proceeds, before expenses, to us from the sale of the subordinated debentures to the trust, after deducting underwriting expenses and commissions, to be approximately $21.2 million, or $24.1 million if the underwriters exercise their over-allotment option in full. We intend to use the proceeds for general corporate purposes, which may include the repurchase of our common stock, the repayment of our debt and investments in or advances to our existing or future subsidiaries.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of December 31, 2001 and as adjusted to give effect to the consummation of the offering of the preferred securities. The following data should be read in conjunction with our consolidated financial statements and notes thereto incorporated elsewhere by reference.

                                                              AS OF DECEMBER 31, 2001
                                                              -----------------------
                                                                               AS
                                                                ACTUAL      ADJUSTED
                                                              ----------   ----------
                                                                  (IN THOUSANDS)
Total Long-term Debt........................................   $ 95,350     $ 95,350
                                                               --------     --------
Corporation-obligated Mandatorily Redeemable Preferred
  Securities of Subsidiary Trust(1).........................   $     --     $ 22,000(2)
                                                               --------     --------
Shareholders' Equity
  Preferred Stock...........................................   $  2,346     $  2,346
  Common Stock..............................................     10,835       10,835
  Capital Surplus...........................................     98,488       98,488
  Retained Earnings.........................................     32,420       32,420
  Accumulated Other Comprehensive Income....................      1,119        1,119
  Treasury Stock, at Cost...................................    (15,543)     (15,543)
  Unearned Compensation.....................................     (1,188)      (1,188)
                                                               --------     --------
  Total Shareholders' Equity................................   $128,477     $128,477
                                                               --------     --------
Total Capitalization........................................   $223,827     $245,827
                                                               ========     ========
Capital Ratios(3)
  Total Shareholders' Equity to Total Assets................       8.66%        8.54%
  Tier 1 Risk-based Capital Ratio(4)........................      12.44        15.02
  Total Risk-based Capital Ratio(4).........................      13.70        16.27
  Leverage Ratio(4)(5)......................................       7.79         9.25

---------------

(1) As described in this prospectus, the trust will hold $22,681,000 of subordinated debentures, issued by us to the trust, as its sole assets. The subordinated debentures will mature on March 31, 2032, which date may be shortened to a date not earlier than March 31, 2007. We own all of the common securities of the trust, which accrue distributions at the rate of 8.375% per annum.

(2) If the underwriters exercise their over-allotment option in full, guaranteed preferred beneficial interests in our subordinated debentures will aggregate $25,000,000, and the sole assets of the trust will be $25,774,000 of subordinated debentures issued by us to the trust.

(3) The capital ratios, as adjusted, are computed including the estimated proceeds from the sale of the preferred securities in a manner consistent with Federal Reserve regulations.

(4) The preferred securities have been structured to qualify as Tier 1 capital. However, in calculating the amount of Tier 1 qualifying capital, the preferred securities can only be included up to the amount constituting 25% of total Tier 1 core capital elements (including preferred securities). As adjusted for this offering and assuming that the over-allotment option is exercised in full, our Tier 1 capital as of December 31, 2001 would have been approximately $131.2 million, of which $25.0 million would have been attributable to the preferred securities offered by this prospectus. If the over-allotment option is exercised in full, as adjusted for this offering, the capital ratios would be as follows: total shareholders' equity to total assets would be 8.52%, the Tier 1 risk-based capital ratio would be 15.37%, the total risk-based capital ratio would be 16.62% and the leverage ratio would be 9.45%.

(5) The leverage ratio is Tier 1 capital divided by average quarterly assets after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.

                              ACCOUNTING TREATMENT

     For financial reporting purposes, the trust will be treated as our subsidiary and, accordingly, the accounts of the trust will be included in our consolidated financial statements. The preferred securities will be presented as a separate line item in our consolidated balance sheets, entitled "Corporation-obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust" and appropriate disclosure about the preferred securities, the guarantee and the subordinated debentures will be included in the notes to our consolidated financial statements. For financial reporting purposes, we will record distributions payable on the preferred securities as a non-interest expense in the consolidated statements of income.

     We have agreed that our future financial reports will include, in an audited note to the financial statements, disclosure that:

     - the trust is wholly-owned;

     - the sole assets of the trust are the subordinated debentures; and

     - our obligations under the subordinated debentures, the relevant indenture, trust agreement, guarantee and expense agreement, in the aggregate, constitute our full and unconditional guarantee of the trust's obligations under the preferred securities.

                            STERLING BANCORP TRUST I

     Sterling Bancorp Trust I is a statutory business trust created under Delaware law pursuant to the trust agreement and the filing of a certificate of trust with the Delaware Secretary of State on February 4, 2002. The trust's business and affairs are conducted by the property trustee, and two individual administrative trustees who are our employees, officers or affiliates. The trust has a term of 30 years but may be dissolved earlier as provided in the trust agreement. The trust exists exclusively to:

     - issue and sell the common and preferred securities;

     - use the proceeds from the sale of common and preferred securities to acquire subordinated debentures issued by us; and

     - engage in only those other activities necessary or incidental thereto, such as registering the transfer of the preferred securities.

     The trust will have no assets other than the subordinated debentures and the right to receive reimbursement of some expenses from us. Consequently, the trust will have no revenue other than payments under the subordinated debentures and the expense agreement.

     Upon issuance of the preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding preferred securities of the trust. We will own all of the common securities. The common securities will rank on a parity, and payments will be made on them ratably, with the preferred securities. However, upon the occurrence and continuance of an event of default under the trust agreement resulting from an event of default under the indenture, our rights as holder of the common securities to payment in respect of distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the preferred securities, as described under "Description of Preferred Securities -- Subordination of the common securities." We will acquire the common securities in an aggregate liquidation amount equal to at least 3% of the total capital of the trust. The principal executive office of the trust is at 650 Fifth Avenue, New York, New York 10019-6108, Attention: Treasurer and Chief Financial Officer, and its telephone number is (212) 757-3300.

     It is anticipated that the trust will not be required to file reports under the Exchange Act.

     In this prospectus, (1) the "indenture" means the indenture, as amended and supplemented from time to time, between us and The Bank of New York, as trustee, referred to as the "debenture trustee," and (2) the "trust agreement" means the trust agreement relating to the trust among us, as depositor, The Bank of New York, as property trustee, The Bank of New York (Delaware), as Delaware trustee, and the administrative trustees named in that agreement and the several holders of preferred securities. We refer to the property trustee, the Delaware trustee and the administrative trustees collectively as the "issuer trustees."

                      DESCRIPTION OF PREFERRED SECURITIES

     The following is a summary of the terms of the preferred securities. This summary together with the summary of the subordinated debentures and the guarantee set forth under the captions "Description of Subordinated Debentures," "Description of Guarantee" and "Relationship Among the Preferred Securities, the Subordinated Debentures, the Expense Agreement and the Guarantee" contain a description of all of the material terms of the preferred securities but are not complete. We refer you to the forms of the trust agreement, the indenture, the preferred securities, the subordinated debentures and the guarantee and expense agreements that have been filed as exhibits to the registration statement of which this prospectus forms a part.

     Pursuant to the terms of the trust agreement, the issuer trustees on behalf of the trust will issue the preferred securities and the common securities. The preferred securities will represent preferred beneficial interests in the trust. As a holder of preferred securities, you will be entitled to a preference in some circumstances with respect to distributions and amounts payable on redemption or liquidation over the common securities, as well as other benefits as described in the trust agreement.

     The preferred securities will rank on a parity, and payments will be made ratably with the common securities, except as described under "-- Subordination of the common securities." Legal title to the subordinated debentures will be held by the property trustee in trust for the benefit of the holders of the preferred securities and common securities. The guarantee will be a guarantee on a subordinated basis with respect to the common and preferred securities. The guarantee will not, however, guarantee payment of distributions or amounts payable on redemption or liquidation of the preferred securities when the trust does not have funds on hand available to make those payments. For more information on the payments guaranteed by the guarantee, see "Description of Guarantee."

DISTRIBUTIONS ON THE PREFERRED SECURITIES

     Payment of distributions on the preferred securities. The preferred securities represent preferred beneficial interests in the trust, and cash distributions on the preferred securities will be payable at the annual rate of 8.375% of the stated liquidation amount of $10. The distributions are payable quarterly on March 31, June 30, September 30 and December 31 of each year, to the holders of the preferred securities at the close of business on the fifteenth day immediately preceding the relevant distribution date. Distributions will accumulate from the date of original issuance. The first distribution payment date for the preferred securities will be June 30, 2002. The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in a partial month during that period. If any date on which distributions are payable on the preferred securities is not a business day, then payment of the distributions payable on that date will be made on the next succeeding day that is a business day. No additional distributions or other payment in respect of that delay will be made. However, if that business day is in the next succeeding calendar year, payment of that distribution shall be made on the immediately preceding business day. A "business day" means any day other than a Saturday or a Sunday, or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed, or a day on which the corporate trust office of the property trustee or the debenture trustee is closed for business. The paying agent for the preferred securities is The Bank of New York.

     Extension period. So long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer payments of interest on the subordinated debentures at any time for a period not exceeding 20 consecutive quarters. Any period for which interest is deferred is referred to as an "extension period." However, no extension period may extend beyond March 31, 2032. Once an extension period has terminated and we have paid all accrued and unpaid interest, we can choose to begin a new extension period. As a consequence of any deferral of interest payments by us, quarterly distributions on the preferred securities will also be deferred by the trust. Distributions to which holders of the preferred securities are entitled will accumulate additional distributions on the preferred securities at the annual rate of 8.375%, compounded quarterly from the relevant payment date for these distributions. The term "distributions" as used in this prospectus includes any additional distributions. See "Description of Subordinated Debentures -- Option to defer interest payments on the subordinated debentures" for more information on deferral of interest payments and prohibitions of dividend and other payments by us during an extension period.

     The revenue of the trust available for distribution to holders of the preferred securities will be limited to payments under the subordinated debentures. If we do not make interest payments on the subordinated debentures, the property trustee will not have funds available to pay distributions on the preferred securities. The payment of distributions is guaranteed by us on a limited basis as described under "Description of Guarantee," if and to the extent the trust has funds legally available for the payment of those distributions and cash sufficient to make those payments.

     Distributions on the preferred securities will be payable to the holders of the preferred securities as they appear on the register of the trust on the relevant record dates, which, as long as the preferred securities remain in book-entry form, will be the fifteenth day, whether or not a business day, immediately preceding the relevant distribution date. Payment will be made as described under "Book-Entry Issuance."

REDEMPTION OF THE COMMON AND PREFERRED SECURITIES OR EXCHANGE UPON LIQUIDATION OF THE TRUST

     Mandatory redemption of the common and preferred securities. Upon the repayment or redemption, in whole or in part, of the subordinated debentures, whether at stated maturity, upon acceleration or upon earlier redemption as provided in the indenture, the proceeds from the repayment or redemption will be applied by the property trustee to redeem a like amount of the common and preferred securities. This amount will be allocated between the common securities and the preferred securities in proportion to their respective liquidation amounts, upon not less than 30 nor more than 60 days' notice prior to the date fixed for repayment or redemption. The redemption price for the preferred securities is equal to the aggregate liquidation amount of the preferred securities plus accumulated and unpaid distributions to the date of redemption. For a description of the stated maturity and redemption provisions of the subordinated debentures, see "Description of Subordinated
Debentures -- Maturity of the subordinated debentures" and "-- Redemption of the subordinated debentures."

     If less than all of any of the subordinated debentures are to be repaid or redeemed on a redemption date, then the proceeds from the repayment or redemption will be allocated ratably to the redemption of the preferred securities and the common securities.

     We will have the right to redeem the subordinated debentures:

     - at any time on or after March 31, 2007, in whole or in part; or

     - at any time within 90 days following a "tax event," a "capital treatment event" or an "investment company event," which are events described under "-- Tax event, capital treatment event or investment company event redemption," but only in whole.

In either case we have to receive prior approval by the Federal Reserve if approval is then required under applicable Federal Reserve capital guidelines or policies.

     Liquidation of the trust and distribution of the subordinated debentures. We will have the right at any time to dissolve the trust and, after satisfaction of the liabilities of creditors of the trust, distribute the subordinated debentures to you in exchange for your preferred securities. We will commit to the Federal Reserve that, so long as we or any of our affiliates is a holder of common securities, we will not exercise that right until we obtain the approval of the Federal Reserve to do so, if approval is then required under applicable Federal Reserve capital guidelines or policies.

     Under current United States federal income tax law, a distribution of subordinated debentures in exchange for preferred securities would not be a taxable event to you. Should there be a change in law, a change in legal interpretation, a tax event or other circumstances, however, the distribution of the subordinated debentures could be a taxable event to you. For more information on what may cause this distribution to constitute a taxable event, see "United States Federal Income Tax Consequences -- Distribution of subordinated debentures to holders of the preferred securities."

     Tax event, capital treatment event or investment company event redemption. If a tax event, capital treatment event or investment company event in respect of the preferred securities and common securities occurs and is continuing, we have the right to redeem the subordinated debentures in whole, but not in part, and thereby cause a mandatory redemption, of the preferred securities and common securities in whole, but not in part, at the redemption price within 90 days following the occurrence of that tax event, capital treatment event or investment company event. We cannot redeem the subordinated debentures in part. If a tax event, capital treatment event or investment company event in respect of the preferred securities and common securities has occurred and is continuing, and we do not elect:

     - to redeem the subordinated debentures and thereby cause a mandatory redemption of the preferred securities; or

     - to dissolve the trust and cause the subordinated debentures to be distributed to holders in exchange for the preferred securities and common securities upon liquidation of the trust as described above;

the preferred securities will remain outstanding and additional sums may be payable on the subordinated debentures.

     "Additional sums" means the additional amounts as may be necessary in order that the amount of distributions then due and payable by the trust on the preferred securities and common securities will not be reduced as a result of any additional taxes, duties and other governmental charges to which the trust has become subject as a result of a tax event.

     "Capital treatment event" means the reasonable determination by us that, as a result of any amendment to any laws or any regulations, there is more than an insubstantial risk that we will not be entitled to treat an amount equal to the aggregate liquidation amount of the preferred securities as "Tier 1 Capital" for purposes of the then current capital adequacy guidelines of the Federal Reserve.

     "Investment company event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that the trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, as a result of a change in law or regulation or a change in interpretation or application of law or regulation.

     "Like amount" means:

     - with respect to a redemption of any of the common or preferred securities, common or preferred securities having a liquidation amount equal to the principal amount of subordinated debentures to be contemporaneously redeemed in accordance with the indenture, the proceeds of which will be used to pay the redemption price of the common and preferred securities; and

     - with respect to a distribution of subordinated debentures to holders of any of the common or preferred securities in connection with a dissolution or liquidation of the trust, subordinated debentures having a principal amount equal to the liquidation amount of the common or preferred securities in respect of which that distribution is made.

     "Liquidation amount" means the stated amount per preferred security and common security of $10.

     "Tax event" with respect to the trust means the receipt by the trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to any laws or any regulations, there is more than an insubstantial risk that:

     - the trust is, or will be within 90 days of the date of that opinion, subject to United States Federal income tax with respect to income received or accrued on the corresponding subordinated debentures;

     - we may not or within 90 days of the opinion we will not be able to deduct interest that we must pay on the subordinated debentures in whole or in part for United States Federal income tax purposes; or

     - the trust is, or will be within 90 days of the date of that opinion, subject to more than a minimal amount of other taxes, duties or other governmental charges.

     After the liquidation date fixed for any distribution of the subordinated debentures for any of the preferred securities:

     - the preferred securities will no longer be deemed to be outstanding;

     - DTC or its nominee, as the record holder of the preferred securities, will receive a registered global certificate or certificates representing the subordinated debentures to be delivered upon that distribution; and

     - any certificates representing the preferred securities not held by DTC or its nominee will be deemed to represent the subordinated debentures until those certificates are presented to the administrative trustees or their agent for transfer or reissuance.

     There can be no assurance as to the market prices for the preferred securities or the subordinated debentures if a dissolution and liquidation were to occur. Accordingly, the preferred securities that an investor may purchase, or the subordinated debentures that an investor may receive on dissolution and liquidation, may trade at a discount to the price that that investor paid to purchase the preferred securities offered hereby.

     If we elect neither to redeem the subordinated debentures prior to maturity nor to liquidate the trust and distribute the subordinated debentures to holders of the preferred securities in exchange therefor, the preferred securities will remain outstanding until the stated maturity of the subordinated debentures.

     If we elect to dissolve the trust and thereby cause the subordinated debentures to be distributed to holders of the preferred securities in exchange therefor upon liquidation of the trust, we will continue to have the right to shorten the maturity of the subordinated debentures, if the conditions described under "Description of Subordinated Debentures -- Maturity of the subordinated debentures" are met.

LIQUIDATION VALUE OF THE PREFERRED SECURITIES

     The amount payable on the preferred securities if the trust is liquidated is $10 per preferred security plus accumulated and unpaid distributions, which may be in the form of a distribution of a like amount of subordinated debentures, unless the exceptions described under "-- Distribution on the common and preferred securities upon dissolution and liquidation of the trust" apply.

DISTRIBUTION ON THE COMMON AND PREFERRED SECURITIES UPON DISSOLUTION AND LIQUIDATION OF THE TRUST

     Pursuant to the trust agreement, the trust will automatically dissolve upon expiration of its term of 30 years and will terminate on the first to occur of:

          (1) some bankruptcy, dissolution or liquidation events of the holder of the common securities;

          (2) the distribution of a like amount of the subordinated debentures to the holders of the common or preferred securities, if we, as depositor:

        - have given written direction to the property trustee to dissolve the trust; and

        - have received prior approval of the Federal Reserve if then so required under applicable capital guidelines or policies;

          (3) redemption of all of the preferred securities as described under "-- Redemption of the common and preferred securities or exchange upon liquidation of the trust -- Mandatory redemption of the common and preferred securities"; and

          (4) the entry of an order for the dissolution of the trust by a court of competent jurisdiction.

     If an early dissolution occurs as described in clause (1), (2) or (4) above, the trust will be liquidated by the issuer trustees as quickly as possible by distributing, after satisfaction of liabilities to creditors of the trust as provided by applicable law, to the holders of the common and preferred securities in exchange for a like amount of the subordinated debentures, unless that distribution is determined by the property trustee not to be practical. In the latter event the holders will be entitled to receive out of the assets of the trust available for distribution to holders, after satisfaction of liabilities to creditors of the trust as provided by applicable law, an amount equal to the aggregate of the liquidation amount plus accrued and unpaid distributions on the preferred securities to the date of payment. If this distribution upon liquidation of the trust can be paid only in part because the trust has insufficient assets available to pay that distribution in full, then the amounts payable directly by the trust on the preferred securities will be paid ratably. The holder(s) of the common securities will be entitled to receive distributions upon any liquidation ratably with the holders of the preferred securities, except that if a debenture event of default has occurred and is continuing, the preferred securities will have a priority over the common securities.

PROCEDURES FOR REDEEMING THE PREFERRED SECURITIES

     Preferred securities redeemed on each redemption date will be redeemed at the redemption price with the proceeds from the contemporaneous redemption of the subordinated debentures. Redemptions of the preferred securities will be made and the redemption price will be payable on each redemption date only to the extent that the trust has funds on hand available for the payment of the redemption price. For more information on the subordination of payments to the holders of the common securities, see "-- Subordination of the common securities."

     If the property trustee gives a notice of redemption in respect of the preferred securities, then, by 12:00 noon, New York City time, on the redemption date, to the extent funds are available, the property trustee will deposit irrevocably with DTC funds sufficient to pay the redemption price. Also at that time, the property trustee will give DTC irrevocable instructions and authority to pay the redemption price to the holders of the preferred securities, as further described under "Book-Entry Issuance." If the preferred securities are no longer in book-entry form, the property trustee, to the extent funds are available, will irrevocably deposit with the paying agent for the preferred securities funds sufficient to pay the redemption price. Also at that time, the property trustee will give that paying agent irrevocable instructions and authority to pay the redemption price to the holders of the preferred securities upon surrender of their certificates evidencing the preferred securities. However, distributions payable on or prior to the redemption date for the preferred securities called for redemption will be payable to the holders of the preferred securities on the relevant record dates for the related distribution dates.

     If notice of redemption has been given and funds deposited as required, then upon the date of that deposit:

     - all rights of the holders of the preferred securities so called for redemption will cease, except the right of the holders of the preferred securities to receive the redemption price and any distribution payable in respect of the preferred securities on or prior to the redemption date, but without interest on that redemption price; and

     - the preferred securities will cease to be outstanding.

If any date fixed for redemption of preferred securities is not a business day, then payment of the redemption price payable on that date will be made on the next succeeding day which is a business day, without any interest or other payment in respect of that delay. However, if that business day falls in the next calendar year, that payment will be made on the immediately preceding business day. In each of these cases, payment of the redemption price payable on that date will have the same force and effect as if made on that date. If payment of the redemption price in respect of preferred securities called for redemption is improperly withheld or refused and not paid either by the trust or by us pursuant to the guarantee as described under "Description of Guarantee," distributions on the preferred securities will continue to accrue at the then applicable rate from the redemption date originally established by the trust for the preferred securities to the date that redemption price is actually paid. In this case, the actual payment date will be the date fixed for redemption for purposes of calculating the redemption price.

     We or our subsidiaries may at any time and from time to time purchase outstanding preferred securities by tender offer, in the open market or by private agreement. Upon prior approval of the Federal Reserve, if required, we may also redeem the subordinated debentures at any time, and from time to time, in an amount equal to the liquidation amount of any preferred securities we repurchase, plus a proportionate amount of common securities, but only by surrendering to the property trustee a like amount of the preferred securities and common securities that we then own. In exchange for the trust securities surrendered by us, the property trustee will cause to be released to us for cancellation subordinated debentures with a principal amount equal to the liquidation amount of trust securities, plus any accumulated but unpaid distributions then held by the property trustee allocable to those trust securities. After the date of redemption involving an exchange by us, the trust securities we surrender will no longer be deemed outstanding and the subordinated debentures redeemed in exchange for the trust securities will be cancelled.

     Payment of the redemption price on the preferred securities and any distribution of subordinated debentures to holders of preferred securities will be made to the recordholders as they appear on the register for the preferred securities on the relevant record date, which is the fifteenth day, whether or not a business day, immediately preceding the relevant redemption date or liquidation date.

     If less than all of the preferred securities and common securities issued by the trust are to be redeemed on a redemption date, then the aggregate liquidation amount of the preferred securities and common securities to be redeemed will be allocated proportionately to the preferred securities and the common securities based upon the relative liquidation amounts of these classes. The particular preferred securities to be redeemed will be selected on a proportional basis not more than 60 days prior to the redemption date by the property trustee from the outstanding preferred securities not previously called for redemption, by a method the property trustee deems fair and appropriate and which may provide for the selection for redemption of portions equal to $10, or an integral multiple of $10 in excess of $10, of the liquidation amount of preferred securities of a denomination larger than $10. The property trustee will promptly notify the securities registrar in writing of the preferred securities selected for redemption and, in the case of the preferred securities selected for partial redemption, the liquidation amount to be redeemed. For all purposes of the trust agreement, unless the context otherwise requires, all provisions relating to the redemption of the preferred securities to be redeemed either in whole or in part relate to the portion of the aggregate liquidation amount of preferred securities which has been or is to be redeemed.

     Notice of any redemption will be mailed at least 30 days, but not more than 60 days, before the redemption date to each holder of common and preferred securities to be redeemed at the holder's registered address. Unless we default in payment of the redemption price on the subordinated debentures, on and after the redemption date, interest will cease to accrue on the preferred securities, subordinated debentures or portions of either called for redemption.

SUBORDINATION OF THE COMMON SECURITIES

     Payment of distributions on, and the redemption price of, the preferred securities and common securities will be made proportionately based on the liquidation amount of the preferred securities and common securities. However, if on any distribution date, redemption date or liquidation date a debenture event of default has occurred and is continuing:

     - no payment of any distribution on, or redemption price of, or distribution upon liquidation of the trust in respect of any of the common securities; and

     - no other payment on account of the redemption, liquidation or other acquisition of any of the common securities will be made unless payment in full of:

     - all accumulated and unpaid distributions on all of the outstanding preferred securities for all distribution periods terminating on or prior thereto; or

     - in the case of payment of the redemption price, the full amount of that redemption price on all of the trust's outstanding preferred securities then called for redemption; or

     - in the case of payment of the distribution upon liquidation of the trust, the full amount of that distribution on all outstanding preferred securities will have been made or provided for.

     All funds available to the property trustee will first be applied to the payment in full of all distributions on, or the redemption price of, the preferred securities then due and payable.

     In the case of any event of default under the trust agreement resulting from a debenture event of default, we, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the effect of all of those events of default with respect to the preferred securities have been cured, waived or otherwise eliminated. Until any events of default under the trust agreement with respect to the preferred securities have been cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities and not on our behalf as holder of the common securities, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

EVENTS OF DEFAULT UNDER THE TRUST AGREEMENT WITH RESPECT TO THE PREFERRED SECURITIES; NOTICE

     Any one of the following events constitutes an "event of default" under the trust agreement with respect to the preferred securities:

     - the occurrence of a debenture event of default under the indenture, as described under "Description of Subordinated Debentures -- Debenture events of default";

     - default by the trust in the payment of any distribution when it becomes due and payable, and continuation of that default for a period of 30 days;

     - default by the trust in the payment of the redemption price of any security when it becomes due and payable;

     - default in the performance, or breach, in any material respect, of any covenant or warranty of the issuer trustees in the trust agreement, other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in the second or third bullet point above, and continuation of that default or breach for a period of 60 days after the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities of the trust have given, by registered or certified mail, to the defaulting issuer trustee or trustees a written notice specifying that default or breach and requiring it to be remedied and stating that the notice is a "notice of default" under the trust agreement; or

     - the occurrence of some bankruptcy or insolvency events with respect to the property trustee and our failure to appoint a successor property trustee within 90 days of those events.

     Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of that event of default to the holders of the preferred securities, the administrative trustees and us, as depositor, unless that event of default has been cured or waived. We, as depositor, and the administrative trustees are required to file annually with the property trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the trust agreement.

     If a debenture event of default has occurred and is continuing, the preferred securities have a preference over the common securities as described above under "-- Distribution on the common and preferred securities upon dissolution and liquidation of the trust." The existence of an event of default does not entitle you to accelerate the maturity of your preferred securities.

REMOVAL OF ISSUER TRUSTEES

     Unless a debenture event of default has occurred and is continuing, any issuer trustee may be removed at any time by the holder of the common securities. If a debenture event of default has occurred and is continuing, the property trustee and the Delaware trustee may be removed at that time by the holders of a majority in liquidation amount of the outstanding preferred securities. The holders of the preferred securities will not have the right to vote to appoint, remove or replace the administrative trustees. Those voting rights are vested exclusively in us as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the trust agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

     Unless an event of default has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, we, as the holder of the common securities, and the administrative trustees will have power to appoint one or more persons either to act as:

     - a co-trustee, jointly with the property trustee, of all or any part of the trust property; or

     - to act as separate trustee of that property;

to vest in that person or persons in that capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case a debenture event of default has occurred and is continuing, the property trustee alone will have power to make that appointment.

MERGER OR CONSOLIDATION OF ISSUER TRUSTEES

     - Any person into which the property trustee, the Delaware trustee or any administrative trustee that is not a natural person may be merged or converted or with which it may be consolidated; or

     - any person resulting from any merger, conversion or consolidation to which that trustee will be a party; or

     - any person succeeding to all or substantially all the corporate trust business of that trustee will be the successor of that trustee under the trust agreement, if that person is otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE TRUST

     The trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described in this subsection or as described under "-- Distribution on the common and preferred securities upon dissolution and liquidation of the trust". The trust may, at our request, with the consent of the administrative trustees and without the consent of the holders of the preferred securities, the property trustee or the Delaware trustee,

     - merge with or into, consolidate with, amalgamate with, or be replaced by; or

     - convey, transfer or lease its properties and assets substantially as an entirety to a trust organized under the laws of any State if the following conditions are met:

     - the successor entity either:

      - expressly assumes all of the obligations of the trust with respect to the preferred securities; or

      - substitutes for the preferred securities other securities having substantially the same terms as the preferred securities so long as the successor securities rank the same as the preferred securities in priority with respect to distributions and payments upon liquidation, redemption and otherwise;

     - we expressly appoint a trustee of the successor entity possessing the same powers and duties as the property trustee as the holder of the subordinated debentures;

     - the successor securities are listed, or any successor securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the preferred securities are then listed;

     - the merger or similar transaction does not cause the preferred securities to be downgraded by any nationally recognized statistical rating organization which assigns ratings to the preferred securities;

     - the merger or similar transaction does not adversely affect the material rights of the holders of the preferred securities in any material respect;

     - the successor entity has a purpose substantially identical to that of the trust;

     - prior to the merger or similar transaction, we have received an opinion from independent counsel to the trust experienced in those matters to the effect that:

      - the transaction does not adversely affect the material rights, preferences and privileges of the holders of the preferred securities, including any successor securities, in any material respect; and

      - following the transaction, neither the trust nor any successor entity will be required to register as an investment company under the Investment Company Act; and

     - we or any permitted successor or assignee owns all of the common securities of the successor entity and guarantees the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee.

     However, the trust will not, except with the consent of holders of 100% in liquidation amount of the preferred securities, enter into any merger or similar transaction if that would cause the trust or the successor entity to be classified as an association taxable as a corporation or as other than a grantor trust for United States Federal income tax purposes.

VOTING RIGHTS OF HOLDERS OF THE PREFERRED SECURITIES; AMENDMENT OF THE TRUST AGREEMENT

     The holders of the preferred securities will have no voting rights, except as provided in this subsection and under "Description of Guarantee -- Amendments to and assignment of the guarantee" and as otherwise required by law and the trust agreement.

     The trust agreement may be amended by us and the administrative trustees, without the consent of the holders of the preferred securities for any of the following reasons:

     - to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision; or

     - to make any other provisions with respect to matters or questions arising under the trust agreement which shall not be inconsistent with the other provisions of the trust agreement; or

     - to modify, eliminate or add to any provisions of the trust agreement to the extent necessary to ensure that:

      - for United States Federal income tax purposes, the trust will be classified as a grantor trust and will not be classified as an association taxable as a corporation at all times that any common or preferred securities are outstanding; or

      - to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act.

However, that action may not adversely affect in any material respect the interests of any holder of preferred securities, and any such amendment of the trust agreement shall become effective when notice of that amendment is given to the holders of common and preferred securities.

     We and the administrative trustees may amend the trust agreement with:

     - the consent of holders representing not less than a majority of the outstanding common and preferred securities, based upon liquidation amounts; and

     - receipt by the issuer trustees of an opinion of counsel to the effect that the amendment or the exercise of any power granted to the issuer trustees in accordance with the amendment will not cause the trust to be taxable as a corporation or affect the trust's status as a grantor trust for United States Federal income tax purposes or the trust's exemption from status as an "investment company" under the Investment Company Act.

If such amendment will adversely affect the Delaware trustee and the property trustee, we would also need to get their approval.

However, without the consent of each holder of common and preferred securities, the trust agreement may not be amended to:

     - change the amount or timing of any distribution on the common or preferred securities or otherwise adversely affect the amount of any distribution required to be made in respect of the common or preferred securities as of a specified date; or

     - restrict the right of a holder of common or preferred securities to institute suit for the enforcement of any payment on or after that date.

     So long as any subordinated debentures are held by the property trustee, the issuer trustees will not:

     - direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or executing any trust or power conferred on the property trustee with respect to the subordinated debentures;

     - waive any past default that is waivable under the indenture;

     - exercise any right to rescind or annul a declaration that the principal of all the subordinated debentures shall be due and payable; or

     - consent to any amendment, modification or termination of the indenture or the subordinated debentures, where a consent is required,

without, in each case, obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities. However, where a consent under the indenture would require the consent of each holder of subordinated debentures affected thereby, the property trustee will not give consent without the prior consent of each holder of the corresponding preferred securities.

     The issuer trustees shall not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The property trustee shall notify each holder of preferred securities of any notice of default with respect to the subordinated debentures. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the issuer trustees shall obtain an opinion of counsel experienced in these matters to the effect that:

     - the trust will not be classified as an association taxable as a corporation for United States Federal income tax purposes on account of that action; and

     - the action would not affect the trust's status as a grantor trust for United States Federal income tax purposes.

     Any required approval of holders of preferred securities may be given at a meeting of holders of preferred securities convened for that purpose or pursuant to written consent. The property trustee will cause a notice of any meeting at which holders of preferred securities are entitled to vote to be given to each holder of record of preferred securities in the manner described in the trust agreement.

     No vote or consent of the holders of preferred securities will be required for the trust to redeem and cancel the preferred securities in accordance with the trust agreement.

     Neither us, the issuer trustees, any of our affiliates or any issuer trustees will be entitled to vote or consent under any of the circumstances described above any of the preferred securities that are owned by it. For purposes of the vote or consent, their preferred securities will be treated as if they were not outstanding.

REGISTRATION OF GLOBAL PREFERRED SECURITIES

     The preferred securities will be represented by a global certificate registered in the name of The Depository Trust Company, referred to as "DTC," or its nominee. Beneficial interests in the preferred securities will be shown on, and transfers of those beneficial interests will be effected only through, records maintained by participants in DTC. Except as described in this subsection, preferred securities in certificated form will not be issued in exchange for the global certificates.

     Upon the issuance of a global security, and the deposit of that global security with or on behalf of DTC, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual preferred securities represented by the global securities to the accounts of participants. These accounts will be designated by the dealers, underwriters or agents with respect to the preferred securities. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. With respect to the interests of participants, ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. With respect to interests of persons who hold through participants, that ownership will be shown on, and the transfer of that ownership will be effected only through, records of participants. The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

     So long as DTC, or its nominee, is the registered owner of the global security, DTC or its nominee, will be considered the sole owner or holder of the preferred securities represented by the global security for all purposes under the indenture governing the preferred securities. Except as provided below in this subsection, owners of beneficial interests in a global security will not:

     - be entitled to have any of the individual preferred securities of the series represented by the global security registered in their names;

     - receive or be entitled to receive physical delivery of any of the preferred securities of that series in definitive form; or

     - be considered the owners or holders of the preferred securities under the indenture.

     Situations when a global security will be exchanged for a certificated security. A global security will be exchangeable for preferred securities registered in the names of persons other than DTC or its nominee only if:

     - DTC notifies the trust that it is unwilling or unable to continue as a depositary for the global security and no successor depositary shall have been appointed by the trust:

      - within 90 days; or

      - if at any time DTC ceases to be a clearing agency registered under the Exchange Act, at the time DTC ceases to be so registered;

     - the trust in its sole discretion determines that the global security is so exchangeable; or

     - an event of default under the indenture with respect to the subordinated debentures has occurred and is continuing.

In each of these cases, the administrative trustees will notify DTC and instruct DTC to notify you of the exchange of your global security for definitive certificates. Any global security that is exchangeable pursuant to the preceding sentence will be exchangeable for definitive certificates registered in such names that DTC directs. It is expected that these instructions will be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global security. If preferred securities are issued in definitive form, the preferred securities will be in denominations of $10 and integral multiples of $10 and may be transferred or exchanged at the offices described below in this subsection.

     Payments on preferred securities represented by a global security. Payments on preferred securities represented by a global security will be made to DTC, as the depositary for the preferred securities. If preferred securities are issued in certificated form:

     - the liquidation amount and distributions will be payable;

     - the transfer of the preferred securities will be registrable; and

     - preferred securities will be exchangeable for preferred securities of other denominations of a like aggregate liquidation amount at either:

     - the corporate office of the property trustee in New York, New York; or

     - the offices of any paying agent appointed by the administrative trustees.

Payment of any distribution may be made at the option of the administrative trustees by check mailed to the address of the persons entitled thereto or by wire transfer. In addition, if the preferred securities are issued in certificated form, the record dates for payment of distributions will be the fifteenth day, whether or not a business day, immediately preceding the relevant distribution date. For a description of DTC and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters see "Book-Entry Issuance."

     We expect that DTC or its nominee, upon receipt of any payment of liquidation amount, premium or distributions, including any payment of redemption price, in respect of a permanent global security representing any of the preferred securities immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the global security for the preferred securities as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through these participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." These payments will be the responsibility of these participants.

PAYMENT AND PAYING AGENCY

     Payments in respect of the preferred securities will be made to DTC, which will credit the relevant accounts at DTC on the distribution dates. If the preferred securities are not held by DTC, these payments will be made by check mailed to the address of the holder entitled thereto as that address appears on the Register. The paying agent will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to the administrative trustees and us. Payment will be made at the corporate trust office of the property trustee in New York City. That office is currently located at 101 Barclay Street, New York, New York 10286. The paying agent will be permitted to resign as paying agent upon 30 days' written notice to the property trustee and us. If the property trustee will no longer be the paying agent, the administrative trustees will appoint a successor, which will be a bank or trust company acceptable to the administrative trustees and us, to act as paying agent.

REGISTRAR AND TRANSFER AGENT

     The property trustee will act as registrar and transfer agent for the preferred securities.

     Registration of transfers of preferred securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust will not be required to register the transfer of any preferred securities that have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     Other than during the occurrence and continuance of an event of default, the property trustee undertakes to perform only the duties specifically described in the trust agreement. After an event of default, the property trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no event of default has occurred and the property trustee is:

     - required to decide between alternative courses of action;

     - required to construe ambiguous provisions in the trust agreement; or

     - is unsure of the application of any provision of the trust agreement; and

     - the matter is not one on which holders of preferred securities are entitled under the trust agreement to vote then the property trustee will take action as we direct. If not so directed, the property trustee will take the action it deems advisable and in the best interests of the holders of the common and preferred securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

     The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in a way that:

     - the trust (1) will not be deemed to be an "investment company" required to be registered under the Investment Company Act or (2) classified as an association taxable as a corporation or as other than a grantor trust for United States Federal income tax purposes; and

     - so that the subordinated debentures will be treated as our indebtedness for United States Federal income tax purposes.

     In this connection, we and the administrative trustees are authorized to take any action, consistent with applicable law, the certificate of trust of the trust or the trust agreement, that we and the administrative trustees determine in our discretion to be necessary or desirable, as long as the action does not materially adversely affect the interests of the holders of the related preferred securities.

     Holders of the preferred securities have no preemptive or similar rights.

     The trust may not borrow money or issue debt or mortgage or pledge any of its assets.

                     DESCRIPTION OF SUBORDINATED DEBENTURES

     The subordinated debentures will be issued under an indenture between us and The Bank of New York, as debenture trustee. The indenture is qualified under the Trust Indenture Act.

     Concurrently with the issuance of the preferred securities, the trust will invest the proceeds of the preferred securities, together with the consideration we pay for the common securities, in the subordinated debentures that we issue. The subordinated debentures initially will be issued in an aggregate principal amount equal to $22,681,000, which is the sum of the maximum aggregate stated liquidation amounts of the preferred securities and the common securities. If the over-allotment option is exercised in full by the underwriters, the total aggregate principal amount of the subordinated debentures issued to the trust would be $25,774,000.

INTEREST ON THE SUBORDINATED DEBENTURES

     The subordinated debentures will bear interest at the annual rate of 8.375% of their principal amount, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing June 30, 2002, to the person in whose name each subordinated debenture is registered at the close of business on the business day next preceding an interest payment date. We anticipate that, until any liquidation of the trust, the subordinated debentures will be held in the name of the property trustee in trust for the benefit of the holders of the common and preferred securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in a partial month during that period. If any date on which interest is payable on the subordinated debentures is not a business day, then payment of the interest payable on that date will be made on the next succeeding day that is a business day. If that business day is in the next succeeding calendar year, the payment will be made on the immediately preceding business day. Accrued interest that is not paid on the interest payment date will bear additional interest to the extent permitted by law at the annual rate of 8.375%, compounded quarterly from the interest payment date. The term "interest" as used in this prospectus includes quarterly interest payments, interest on quarterly interest payments not paid on the interest payment date and additional sums, which are described below under "-- Additional sums we may have to pay on the subordinated debentures."

MATURITY OF THE SUBORDINATED DEBENTURES

     The subordinated debentures will mature on March 31, 2032. This maturity date may be shortened at any time by us to any date not earlier than March 31, 2007. However, we must commit to the Federal Reserve not to do so without its prior approval if approval is then required under applicable Federal Reserve capital guidelines or policies.

     If we elect to shorten the stated period to maturity of the subordinated debentures, we will give notice to the debenture trustee, and the debenture trustee will give notice of the shortening to the holders of the subordinated debentures no more than 30 and no less than 60 days prior to the effectiveness of the shortening.

SUBORDINATION OF THE SUBORDINATED DEBENTURES

     The subordinated debentures will be unsecured and will rank junior and be subordinate in right of payment to all of our senior debt. Substantially all of our existing indebtedness constitutes senior debt. At December 31, 2001, our senior debt totaled approximately $293.3 million. The subordinated debentures will rank on a parity with any other series of junior subordinated debentures that we may issue and will be unsecured and subordinate and junior in right of payment to all of our senior debt. We are a non-operating holding company and almost all of the operating assets of us and our consolidated subsidiaries are owned by these subsidiaries. We rely primarily on dividends from our subsidiaries to meet our obligations.

     Because we are a holding company, our right to participate in any distribution of assets of any subsidiary, including the Bank, upon the subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of the preferred securities to benefit indirectly from the distribution), is subject to the prior claims of creditors of that subsidiary, except to the extent that we are a creditor of that subsidiary. Accordingly, the subordinated debentures will be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of subordinated debentures should look only to our assets for payments on the subordinated debentures. The indenture does not limit our incurrence or issuance of other secured or unsecured debt, including senior debt, whether under the indenture or any existing or other indenture that we may enter into in the future or otherwise. We expect from time to time to incur additional indebtedness constituting senior debt.

     If we default in the payment of any principal or interest, or any other amount payable on any senior debt when it becomes due and payable, whether at maturity or at a date fixed for redemption or by declaration of acceleration or otherwise, then, unless and until:

     - the default has been cured or waived or has ceased to exist; or

     - all senior debt has been paid;

no direct or indirect payment, whether in cash, property, securities, by set-off or otherwise, may be made or agreed to be made on the subordinated debentures, or in respect of any redemption, repayment, retirement, purchase or other acquisition of any of the subordinated debentures.

     As used in this prospectus, "senior debt" means any obligation of us to our creditors, whether now outstanding or subsequently incurred. Senior debt does not, however, include any obligation as to which, in the instrument creating or evidencing the obligation or pursuant to which the obligation is outstanding, it is provided that the obligation is not senior debt, except for trade accounts payable and accrued liabilities arising in the ordinary course of business. Senior debt includes our outstanding subordinated debt securities and any subordinated debt securities issued in the future with substantially similar subordination terms. Senior debt does not, however, include the subordinated debentures or any junior subordinated debt securities issued in the future with subordination terms substantially similar to those of the subordinated debentures. Substantially all of our existing indebtedness constitutes senior debt.

     If any of the following events occurs, in connection with a bankruptcy proceeding relating to us, our creditors or our property:

     - an insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding;

     - a proceeding for the liquidation, dissolution or other winding up of us, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings;

     - an assignment by us for the benefit of creditors; or

     - any other marshalling of our assets;

then all senior debt, including any interest on that debt accruing after the commencement of any proceedings, will first be paid in full before any payment or distribution, whether in cash, securities or other property, will be made on account of the subordinated debentures. If that occurs, any payment or distribution on account of the subordinated debentures that would be payable or deliverable but for the subordination provisions will be paid or delivered directly to the holders of senior debt. It will be paid or delivered in accordance with the priorities then existing among these holders until all senior debt and any interest on that debt accruing after the commencement of any proceedings has been paid in full.

     If any proceeding occurs after payment in full of all sums owing with respect to senior debt, the holders of subordinated debentures, together with the holders of any of our obligations ranking on a parity with the subordinated debentures, will be entitled to be paid from our remaining assets the amounts they are owed at the time before any payment or other distribution will be made on account of any:

     - capital stock; or

     - our obligations ranking junior to the subordinated debentures.

If any holder of subordinated debentures receives a payment, distribution or security that contravenes any of the subordinated terms described above and before all the senior debt has been paid in full, that payment must be paid over to the holders of the senior debt according to the priorities for payment then existing to the payment of all senior debt remaining unpaid to the extent necessary to pay all of the senior debt in full. By reason of this subordination, if we become insolvent, holders of senior debt may receive more, ratably, and holders of the subordinated debentures may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

OPTION TO DEFER INTEREST PAYMENTS ON THE SUBORDINATED DEBENTURES

     So long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture at any time or from time to time during the term of the subordinated debentures to defer payment of interest on the subordinated debentures for a period not exceeding 20 consecutive quarters with respect to each extension period. No extension period, however, may extend beyond the stated maturity of the subordinated debentures, which is March 31, 2032. At the end of an extension period, we must pay all interest then accrued and unpaid on the subordinated debentures, together with interest on the unpaid interest, at the annual rate of 8.375%, compounded quarterly from the interest payment date, to the extent permitted by applicable law. During an extension period, interest will continue to accrue and holders of subordinated debentures or holders of preferred securities while that series is outstanding will be required to accrue interest income for United States federal income tax purposes. For more information about the tax consequences of an extension period, see "United States Federal Income Tax Consequences -- Interest income and original issue discount."

     During any extension period, we may not:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock; or

     - make any payment of principal of or any interest on or repay, repurchase or redeem any of our debt securities, including other subordinated debentures, that rank on a parity in all respects with or junior in interest to the subordinated debentures, except for any of the following:

      - repurchases, redemptions or other acquisitions of our shares of capital stock in connection with:

        - any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants;

        - a dividend reinvestment or stockholder stock purchase plan; or

        - the issuance of our capital stock, or securities convertible into or exercisable for our capital stock, as consideration in an acquisition transaction entered into prior to the applicable extension period;

      - as a result of any exchange or conversion of:

        - any class or series of our capital stock, or any capital stock of any of our subsidiaries, for any class or series of our capital stock; or

        - any class or series of our indebtedness for any class or series of our capital stock;

      - the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of our capital stock or the security being converted or exchanged;

      - any declaration of a dividend in connection with any stockholder rights plan, or the issuance of rights, stock or other property under any stockholder rights plan, or the redemption or repurchase of rights pursuant thereto; or

      - any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of the warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks on a parity with or junior to the stock.

     Before the termination of any extension period, we may further defer the payment of interest on the subordinated debentures. However, no extension period may exceed 20 consecutive quarters or extend beyond the stated maturity of the subordinated debentures, which is March 31, 2032. Upon the termination of any extension period and the payment of all interest then accrued and unpaid, together with interest on that interest at the rate of 8.375% per annum compounded quarterly, to the extent permitted by applicable law, we may elect to begin a new extension period. Interest may only be due and payable at the end of an extension period. We must give the property trustee, the administrative trustees and the debenture trustee notice of our election to begin the extension period at least one business day prior to the earlier of:

     - the date on which distributions on the preferred securities would have been payable except for the election to begin an extension period; and

     - the date on which the property trustee is required to give notice to the New York Stock Exchange or any other stock exchange or automated quotation system on which the preferred securities are then listed or quoted or to holders of preferred securities of the record date or the date the distributions are payable.

The debenture trustee shall give notice of our election to begin a new extension period to the holders of the subordinated debentures. There is no limitation on the number of times that we may elect to impose an extension period.

     We have no current intention of exercising our right to defer payment of interest by extending the interest payment period on the subordinated debentures.

ADDITIONAL SUMS WE MAY HAVE TO PAY ON THE SUBORDINATED DEBENTURES

     If the trust is required to pay any additional taxes, duties or other governmental charges as a result of a tax event, we will pay as additional amounts on the subordinated debentures the amounts required so that the distributions payable by the trust will not be reduced as a result of any additional taxes, duties or other governmental charges.

     Pursuant to the expense agreement, we, as the holder of the common securities, will agree to pay all debts and other obligations, other than with respect to the preferred securities, and all costs and expenses of the trust. The expenses include costs and expenses relating to the organization of the trust, the fees and expenses of the issuer trustees and the costs and expenses relating to the operation of the trust. The form of expense agreement is included as exhibit D to the form of trust agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

REDEMPTION OF THE SUBORDINATED DEBENTURES

     The subordinated debentures are redeemable prior to their stated maturity at our option if we receive prior approval by the Federal Reserve and this approval is then required under applicable capital guidelines or policies:

     - on or after March 31, 2007, in whole at any time or in part from time to time, with not less than 30 days' and not more than 60 days' notice; or

     - at any time in whole, but not in part, prior to March 31, 2007 and within 90 days following the occurrence and continuation of a tax event, a capital treatment event or an investment company event;

in either case at a redemption price equal to the accrued and unpaid interest on the redeemed subordinated debentures to the date fixed for redemption, plus 100% of the principal amount of the subordinated debentures. You should refer to "Description of Preferred Securities -- Redemption of the common and preferred securities or exchange upon liquidation of the trust -- Tax event, capital treatment event or investment company event redemption" for information on what constitutes a "tax event," a "capital treatment event" and an "investment company event."

     Subordinated debentures in denominations larger than $10 may be redeemed in part but only in integral multiples of $10. The redemption price for any redeemed subordinated debenture will equal any accrued and unpaid interest, including additional interest, until the redemption date, plus 100% of the principal amount of that subordinated debenture.

     Notice of any redemption will be mailed at least 45 days but not more than 75 days before the redemption date to each holder of subordinated debentures to be redeemed at its registered address. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the subordinated debentures or on the portions of them called for redemption.

     The subordinated debentures will not be subject to any sinking fund.

DISTRIBUTION OF THE SUBORDINATED DEBENTURES

     Under some circumstances involving the dissolution of the trust, subordinated debentures may be distributed to the holders of the preferred securities in exchange for them upon liquidation of the trust after satisfaction of liabilities to creditors of the trust as provided by applicable law. This exchange is described further under "Description of Preferred
Securities -- Redemption of the common and preferred securities or exchange upon liquidation of the trust." If distributed to holders of preferred securities, the subordinated debentures will initially be issued in the form of one or more global securities. If this occurs, DTC, or any successor depositary for the preferred securities, will act as depositary for the subordinated debentures. It is anticipated that the depositary arrangements for the subordinated debentures would be substantially identical to those in effect for the preferred securities, as further described below under "-- Registration of the subordinated debentures." If subordinated debentures are distributed to the holders of preferred securities in exchange for them upon liquidation of the trust, we will use our best efforts to list the subordinated debentures on the New York Stock Exchange or any other stock exchange or automated quotation system on which the preferred securities are then listed or quoted. There can be no assurance as to the market price of any subordinated debentures that may be distributed to the holders of preferred securities.

REGISTRATION OF THE SUBORDINATED DEBENTURES

     If subordinated debentures are distributed to holders of the preferred securities, the subordinated debentures will be represented by global certificates registered in the name of DTC or its nominee. Beneficial interests in the subordinated debentures will be shown on, and transfers of those beneficial interests will be effected only through, records maintained by participants in DTC. Except as described in this subsection, subordinated debentures in certificated form will not be issued in exchange for the global certificates. See "Book-Entry Issuance."

     Situations when a global security will be exchanged for a certificated security. A global security will be exchangeable for subordinated debentures registered in the names of persons other than DTC or its nominee only if:

     - DTC notifies us that it is unwilling or unable to continue as a depositary for the global security and we have not appointed a successor depositary:

      - within 90 days; or

      - if at any time DTC ceases to be a clearing agency registered under the Exchange Act, at the time DTC ceases to be so registered;

     - we in our sole discretion determine that the global security is so exchangeable; or

     - an event of default under the indenture with respect to the subordinated debentures has occurred and is continuing.

Any global security that is exchangeable pursuant to the preceding sentence will be exchangeable for definitive certificates registered in such names as DTC directs. It is expected that these instructions will be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global security. If the subordinated debentures are issued in definitive form, the subordinated debentures will be in denominations of $10 and integral multiples of $10 and may be transferred or exchanged at the offices described below in this subsection.

     Payments on subordinated debentures represented by a global security. Payments on subordinated debentures represented by a global security will be made to DTC, as the depositary for the subordinated debentures. If subordinated debentures are issued in certificated form:

     - principal and interest will be payable;

     - the transfer of the subordinated debentures will be registrable; and

     - subordinated debentures will be exchangeable for subordinated debentures of other denominations of a like aggregate principal amount at either

     - the corporate office of the debenture trustee in New York, New York; or at

     - the offices of any paying agent or transfer agent appointed by us.

However, payment of interest may be made at our option by check mailed to the address of the persons entitled thereto or by wire transfer. In addition, if the subordinated debentures are issued in certificated form and not held by the property trustee, the record dates for payment of interest will be the fifteenth day, whether or not a business day, immediately preceding the interest payment date. For a description of DTC and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters see "Book-Entry Issuance."

PAYMENT AND PAYING AGENTS

     Payment of the principal of and interest on the subordinated debentures will be made either:

     - at the office of the debenture trustee in New York, New York; or

     - at the office of the paying agent or paying agents as we may designate from time to time.

However, at our option payment of any interest may be made, except in the case of global subordinated debentures:

     - by check mailed to the address of the person entitled thereto as the address appears in the securities register; or

     - by transfer to an account maintained by the person entitled thereto as specified in the securities register. In either case, proper transfer instructions must have been received by the regular record date.

     Payment of any interest on subordinated debentures will be made to the person in whose name each subordinated debenture is registered at the close of business on the regular record date for the interest, except in the case of defaulted interest. We may at any time designate additional paying agents or rescind the designation of any paying agent; however, we will at all times be required to maintain a paying agent in New York, New York for the subordinated debentures.

     Any moneys deposited with the debenture trustee or any paying agent, or held by us in trust, for the payment of the principal of and any interest on any subordinated debenture and remaining unclaimed for two years after that principal and any interest has become due and payable will, at the request of us, be repaid to us. The holder of the subordinated debenture can thereafter look, as a general unsecured creditor, only to us for payment.

DENOMINATIONS OF THE SUBORDINATED DEBENTURES

     The subordinated debentures will be issuable only in registered form without coupons in denominations of $10 and any integral multiple of $10.

TRANSFER OF THE SUBORDINATED DEBENTURES

     Subordinated debentures will be exchangeable for other subordinated debentures. Subordinated debentures may be presented for exchange, and may be presented for registration of transfer (with the form of transfer endorsed on them, or a satisfactory written instrument of transfer, duly executed):

     - at the office of the appropriate securities registrar; or

     - at the office of any transfer agent designated by us for the purpose with respect to any of the subordinated debentures without service charge and upon payment of any taxes and other governmental charges as described in the indenture. We will initially appoint the trustee as securities registrar and transfer agent under the indenture. We may at any time rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts, only if we maintain a transfer agent in New York, New York.

     If any redemption occurs, neither we nor the debenture trustee will be required to:

     - issue, register the transfer of or exchange subordinated debentures during the period beginning at the opening of business 15 days before the day of selection for redemption of subordinated debentures and ending at the close of business on the day of mailing of the relevant notice of redemption; or

     - transfer or exchange any subordinated debentures so selected for redemption, except, where we redeem any subordinated debentures in part, in which case we will transfer or exchange any portion that we did not redeem.

RESTRICTIONS ON PAYMENTS ON THE SUBORDINATED DEBENTURES

     We will also covenant, as to the subordinated debentures, that we will not, and will not permit any of our subsidiaries to:

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our or their capital stock; or

     - make any payment of principal of or interest on or repay or repurchase or redeem any of our or their debt securities, including other subordinated debentures, that rank ratably in all respects with or junior in interest to the subordinated debentures, except for any of the following:

      - repurchases, redemptions or other acquisitions of shares of our capital stock in connection with:

        - any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants;

        - a dividend reinvestment or stockholder stock purchase plan; or

        - the issuance of our capital stock, or securities convertible into or exercisable for our capital stock, as consideration in an acquisition transaction entered into prior to the applicable extension period;

      - as a result of any exchange or conversion of:

        - any class or series of our capital stock (or any capital stock of any of our subsidiaries) for any class or series of our capital stock; or

        - any class or series of our indebtedness for any class or series of our capital stock;

      - the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of our capital stock or the security being converted or exchanged;

      - any declaration of a dividend in connection with any stockholder rights plan, or the issuance of rights, stock or other property under any stockholder rights plan, or the redemption or repurchase of rights pursuant thereto; or

     - any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of the warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks on a parity with or junior to the stock if at that time

     - any event of which we have actual knowledge has occurred that:

      - with the giving of notice or the lapse of time, or both, would constitute an "event of default" under the indenture with respect to the subordinated debentures of the series; and

      - in respect of which we have not taken reasonable steps to cure;

     - if the subordinated debentures are held by the trust, we are in default with respect to our payment of any obligations under the guarantee relating to the preferred securities; or

     - we have given notice of our selection of an extension period as provided in the indenture with respect to the subordinated debentures and have not rescinded that notice, or the extension period is continuing.

MODIFICATION OF THE INDENTURE

     From time to time we and the debenture trustee may, without the consent of the holders of any of the subordinated debentures, amend, waive or supplement the indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies. This action may not, however, materially adversely affect:

     - the interest of the holders of preferred securities; and

     - qualifying, or maintaining the qualification of, the indenture under the Trust Indenture Act.

     The indenture also contains provisions permitting us and the debenture trustee, with the consent of the holders of not less than a majority in principal amount of each outstanding subordinated debenture affected, to modify in any manner the rights of the holders of the series of the subordinated debentures. However, the consent of the holder of each outstanding subordinated debenture so affected is necessary to do any of the following:

     - change the stated maturity of any of the subordinated debentures; or

     - reduce the principal amount of any of the subordinated debentures; or

     - reduce the rate of interest on any of the subordinated debentures; or

     - extend the time of payment of interest on any of the subordinated debentures; or

     - reduce the percentage of principal amount of subordinated debentures.

However, for so long as any of the preferred securities remain outstanding, no modification may be made that adversely affects the holders of the preferred securities in any material respect, and no termination of the indenture may occur, and no waiver of any event of default or compliance with any covenant under the indenture may be effective, without the prior consent of the holders of at least a majority of the aggregate liquidation amount of all outstanding preferred securities affected unless and until the principal of the subordinated debentures and all accrued and unpaid interest on them have been paid in full and certain other conditions have been satisfied. In addition, any amendment impairing a holder's right to receive principal and interest, including any additional interest, requires the prior consent of each holder of preferred securities.

     In addition, we and the debenture trustee may execute, without the consent of any holder of subordinated debentures, any supplemental indenture for the purpose of creating a new series of junior subordinated debentures.

DEBENTURE EVENTS OF DEFAULT

     The indenture provides that any one or more of the following events that has occurred and is continuing constitutes a "debenture event of default":

     - failure for 30 days to pay any interest on the subordinated debentures when due, including any additional interest, unless we are deferring that interest payment during an extension period; or

     - failure to pay any principal on the subordinated debentures when due whether at maturity or upon redemption; or

     - failure to observe or perform any other covenants contained in the indenture for 90 days after written notice to us from the debenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the subordinated debentures; or

     - some events involving our bankruptcy, insolvency or reorganization.

     The holders of a majority in aggregate outstanding principal amount of subordinated debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee. The debenture trustee or the holders of not less than 25% in aggregate outstanding principal amount of subordinated debentures may declare the principal due and payable immediately upon a debenture event of default. Should the debenture trustee or the holders of the subordinated debentures fail to make that declaration, the holders of at least 25% in aggregate liquidation amount of the preferred securities will have that right. The holders of a majority in aggregate outstanding principal amount of subordinated debentures may annul that declaration. If the holders of the subordinated debentures fail to annul that declaration and waive the default, the holders of a majority in aggregate liquidation amount of the preferred securities will have that right.

     The holders of a majority in aggregate outstanding principal amount of the subordinated debentures affected thereby may, on behalf of all holders, waive any default, except:

     - a default in the payment of principal or interest, including any additional interest, unless:

      - the default has been cured; and

      - a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the debenture trustee; or

     - a default in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding subordinated debenture.

     If the holders of the subordinated debentures fail to waive that default, the holders of a majority in aggregate liquidation amount of the preferred securities will have that right. We are required to file annually with the debenture trustee a certificate as to whether or not we are in compliance with all the conditions and covenants applicable to us under the indenture.

     If a debenture event of default occurs and is continuing, the property trustee will have the right:

     - to declare the principal of and interest on the subordinated debentures, and any other amounts payable under the indenture, to be due and payable; and

     - to enforce its other rights as a creditor with respect to the subordinated debentures.

ENFORCEMENT OF RIGHTS BY HOLDERS OF PREFERRED SECURITIES

     If a debenture event of default with respect to the subordinated debentures:

     - has occurred and is continuing; and

     - is attributable to our failure to pay interest or principal on the subordinated debentures on the due date;

you, as a holder of preferred securities, may institute a legal proceeding directly against us for enforcement of payment to you of the principal of or interest, including any additional interest, on the subordinated debentures having a principal amount equal to the aggregate liquidation amount of your preferred securities. We may not amend the indenture to remove that right without the prior written consent of the holders of all of the preferred securities outstanding. If the right to bring a legal proceeding is removed, the trust may be required to file reports under the Exchange Act. We have the right under the indenture to set off any payment we make to a holder of preferred securities in connection with a legal proceeding.

     The holders of the preferred securities will not be able to exercise directly any remedies other than those described in the preceding paragraph that are available to the holders of the subordinated debentures unless there has been an event of default under the trust agreement, as described under "Description of Preferred Securities -- Events of default under the trust agreement with respect to the preferred securities; notice."

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

     The indenture generally permits us to consolidate or merge with another company or firm. We are also permitted to sell substantially all of our assets to another firm, or to buy substantially all of the assets of another firm. However, we may not take any of these actions unless all of the following conditions are met:

     - the successor is organized under the laws of the United States or any state or the District of Columbia;

     - the successor expressly assumes our obligations on the subordinated debentures issued under the indenture;

     - immediately after giving effect thereto, no debenture event of default, and no event which, after notice or lapse of time or both, would become a debenture event of default, has occurred or is continuing; and

     - other conditions as prescribed by the indenture are met.

     The general provisions of the indenture do not afford holders of the subordinated debentures protection if a highly leveraged or other transaction involving us that may adversely affect holders of the subordinated debentures occurs.

SATISFACTION AND DISCHARGE OF OUR OBLIGATIONS UNDER THE INDENTURE

     We can satisfy and discharge our obligations under the indenture in a number of events, including if:

     - all subordinated debentures not previously delivered to the debenture trustee for cancellation:

      - have become due and payable; or

      - will become due and payable at their stated maturity within one year

and

     - we deposit or cause to be deposited with the debenture trustee funds, in trust, for the purpose and in an amount in the currency or currencies in which the subordinated debentures are payable, sufficient to pay and discharge the entire indebtedness on the subordinated debentures not previously delivered to the debenture trustee for cancellation, for the principal and any interest, including any additional interest, to the date of the deposit or to the stated maturity.

     Following this discharge, the indenture will cease to be of further effect, except that we will have to pay all other sums due pursuant to the indenture and to provide the officers' certificates and opinions of counsel described in that agreement.

TRUST EXPENSES

     Pursuant to the expense agreement for the subordinated debentures, we, as holder of the common securities, will irrevocably and unconditionally agree with the trust that we will pay to the trust, and reimburse the trust for, the full amounts of any costs, expenses or liabilities of the trust, other than obligations of the trust to pay to the holders of the preferred securities or other similar interests in the trust the amounts due the holders pursuant to the terms of the preferred securities or other similar interests. That payment obligation will include any costs, expenses or liabilities of the trust that are required by applicable law to be satisfied in connection with a termination of the trust.

LAW GOVERNING THE INDENTURE AND THE SUBORDINATED DEBENTURES

     The indenture and the subordinated debentures will be governed by and construed in accordance with the laws of the State of New York.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

     The debenture trustee has all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to those provisions, the debenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of subordinated debentures, unless offered reasonable indemnity by the holder against the costs, expenses and liabilities which might be incurred thereby. The debenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the debenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

                            DESCRIPTION OF GUARANTEE

     We will execute and deliver the guarantee concurrent with the trust's issuance of the preferred securities for the benefit of the holders of the preferred securities. In the guarantee, we will irrevocably agree to pay in full on a subordinated basis the following payments, which are referred to as "guarantee payments," to the holders of the preferred securities, as and when due, to the extent not paid by or on behalf of the trust, and regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment:

     - any accumulated and unpaid distributions required to be paid on the preferred securities, to the extent that the trust has funds on hand available to make those distributions at that time;

     - the redemption price with respect to the preferred securities called for redemption by the trust, to the extent that the trust has funds on hand available to pay the redemption price at that time; and

     - upon a voluntary or involuntary termination, winding-up or liquidation of the trust (unless the subordinated debentures are distributed to holders of the preferred securities), the lesser of:

      - the aggregate of the liquidation amount and all accumulated and unpaid distributions to the date of payment, to the extent that the trust has funds on hand available for them at that time; and

      - the amount of assets of the trust remaining available for distribution to holders of the preferred securities after payment of creditors of the trust as required by applicable law.

Our obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by us to the holders of the preferred securities or by causing the trust to pay these amounts to the holders.

     We have, through the guarantee, the trust agreement, the subordinated debentures, the indenture and the expense agreement, taken together, fully, irrevocably and unconditionally guaranteed all of the trust's obligations under the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes the guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the trust's obligations under the preferred securities. This effect is described further under "Relationship Among the Preferred Securities, the Subordinated Debentures, the Expense Agreement and the Guarantee."

     The guarantee will be qualified as an indenture under the Trust Indenture Act of 1939, as amended. The Bank of New York will act as the indenture trustee under the guarantee for the purposes of compliance with the Trust Indenture Act and will hold the guarantee for the benefit of the holders of the preferred securities. In this capacity, we refer to The Bank of New York as the "guarantee trustee." The Bank of New York will also act as debenture trustee for the subordinated debentures and as property trustee.

EVENTS OF DEFAULT UNDER THE GUARANTEE

     An event of default under the guarantee will occur upon our failure to perform any of our payment obligations under the guarantee or to perform any non-payment obligations if the non-payment default remains unremedied for 30 days.

     In any such event of default, the holders of not less than a majority in aggregate liquidation amount of the preferred securities have the right to:

     - direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee; or

     - direct the exercise of any trust power conferred upon the guarantee trustee under the guarantee.

Any holder of the preferred securities may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity. If we were to default on our obligation to pay amounts payable under the subordinated debentures, the trust would lack funds for the payment of distributions or amounts payable on redemption of the preferred securities or otherwise. In that case, holders of the preferred securities would not be able to rely upon the guarantee for payment of these amounts. Instead, if:

     - any event of default under the indenture has occurred and is continuing; and

     - the event is attributable to our failure to pay interest on or principal of the subordinated debentures on the payment date;

then a holder of preferred securities may institute a legal proceeding directly against us pursuant to the terms of the indenture for enforcement of payment to the holder of the principal of or any interest on the subordinated debentures having a principal amount equal to the aggregate liquidation amount of the preferred securities of the holder. In connection with a legal proceeding, we will have a right to set-off under the indenture to the extent of any payment we make to the holder of common or preferred securities in the legal proceeding. Except as described in this subsection, holders of preferred securities will not be able to exercise directly any other remedy available to the holders of the subordinated debentures or assert directly any other rights in respect of the subordinated debentures. The trust agreement provides that each holder of preferred securities by acceptance of that agreement agrees to the provisions of the guarantee, the expense agreement and the indenture.

     We, as guarantor, are required to file annually with the guarantee trustee a certificate as to whether or not we are in compliance with all the conditions and covenants applicable to us under the guarantee.

SUBORDINATION OF THE GUARANTEE

     The guarantee will rank subordinate and junior in right of payment to all of our senior debt. Because we are a holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent we are a creditor of that subsidiary. Accordingly, our obligations under the guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments under the guarantee. See "Summary -- Overview of Sterling Bancorp" and "-- Products and Services" for a description of our subsidiaries. The guarantee does not limit our incurrence or issuance of other secured or unsecured debt, including senior debt, whether under the indenture, any other existing indenture or any other indenture that we may enter into in the future or otherwise.

STATUS OF THE GUARANTEE

     The guarantee will constitute our unsecured obligation and will rank subordinate and junior in right of payment to all of our senior debt in the same manner as subordinated debentures.

     The guarantee will rank on a parity with all other guarantees that we have issued. The guarantee will constitute a guarantee of payment and not of collection, which means that the guaranteed party may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity. The guarantee will be held for the benefit of the holders of the preferred securities. The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution to the holders of the preferred securities of the subordinated debentures. The guarantee does not place a limitation on the amount of additional senior debt that we may incur. We expect from time to time to incur additional indebtedness constituting senior debt.

AMENDMENTS TO AND ASSIGNMENT OF THE GUARANTEE

     The guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate liquidation amount of the outstanding preferred securities. However, no vote will be required for any changes which do not materially adversely affect the material rights of holders of the preferred securities. The manner of obtaining approval will be as described under "Description of Preferred Securities -- Voting rights of holders of the preferred securities; amendment of the trust agreement." All guarantees and agreements contained in the guarantee bind our successors, assigns, receivers, trustees and representatives and inure to the benefit of the holders of the preferred securities then outstanding.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     The guarantee trustee, other than during the occurrence and continuance of a default by us in performance of the guarantee, undertakes to perform only those duties as are specifically described in the guarantee. After any default, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Apart from that, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

TERMINATION OF THE GUARANTEE

     The guarantee will terminate and be of no further force and effect upon:

     - full payment of the redemption price of the preferred securities;

     - full payment of the amounts payable upon liquidation of the trust; or

     - upon distribution of subordinated debentures to the holders of the preferred securities in exchange for them.

The guarantee will continue to be effective or will be reinstated if at any time any holder of the preferred securities must restore payment of any sums paid under these preferred securities or the guarantee.

LAW GOVERNING THE GUARANTEE

     The guarantee will be governed by and construed in accordance with the laws of the State of New York.

THE EXPENSE AGREEMENT

     Pursuant to the expense agreement we entered into under the trust agreement, we will irrevocably and unconditionally guarantee to each person or entity to whom the trust becomes indebted or liable the full payment of any costs, expenses or liabilities of the trust, other than obligations of the trust to pay to the holders of any preferred securities or other similar interests in the trust of the amounts due the holders pursuant to the terms of the preferred securities or other similar interests. The expense agreement will be enforceable by third parties.

                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                    THE SUBORDINATED DEBENTURES, THE EXPENSE
                          AGREEMENT AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE OF PAYMENTS AND OTHER AMOUNTS DUE ON THE PREFERRED SECURITIES

     We have irrevocably guaranteed payments of distributions and other amounts due on the preferred securities to the extent the trust has funds available for the payment of these distributions as set forth under "Description of Guarantee." Taken together, our obligations under the subordinated debentures, the indenture, the related trust agreement, the related expense agreement, and the related guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes the guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the trust's obligations under the preferred securities. If and to the extent that we do not make payments on any of the subordinated debentures, the trust will not pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay these distributions. In that event, the remedy of a holder of the preferred securities is to institute a legal proceeding directly against us pursuant to the terms of the indenture for enforcement of payment of amounts of these distributions to the holder. Our obligations under the guarantee are subordinate and junior in right of payment to all of our senior debt.

SUFFICIENCY OF PAYMENTS ON THE SUBORDINATED DEBENTURES AND THE PREFERRED SECURITIES

     As long as payments of interest and other payments are made when due on the subordinated debentures, these payments will be sufficient to cover distributions and other payments due on the preferred securities, primarily because:

     - the aggregate principal amount of the subordinated debentures will be equal to the sum of the aggregate stated liquidation amount of the preferred securities and related common securities;

     - the interest rate and interest and other payment dates on the subordinated debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

     - we will pay for all and any costs, expenses and liabilities of the trust except the trust's obligations to holders of the preferred securities under the preferred securities; and

     - the trust agreement provides that the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

     Except as otherwise provided in the indenture, we have the right to set-off any payment we are otherwise required to make under the indenture to the extent we have made, or are concurrently on the date of the payment making, a payment under the related guarantee.

ENFORCEMENT RIGHTS OF HOLDERS OF THE PREFERRED SECURITIES

     A holder of the preferred securities may institute a legal proceeding directly against us to enforce its rights under the related guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person or entity.

     A default or event of default under any of our senior debt would not constitute a default or event of default under the indenture. However, if there are payment defaults under, or acceleration of, our senior debt, the subordination provisions of the indenture provide that no payments may be made in respect of the subordinated debentures until that senior debt has been paid in full or any payment default under the indenture has been cured or waived. Failure to make required payments on any of the subordinated debentures would constitute an event of default under the indenture.

LIMITED PURPOSE OF THE TRUST

     Preferred securities evidence a beneficial interest in the trust, and the trust exists for the sole purpose of issuing the preferred securities and common securities and investing the proceeds of those securities in subordinated debentures and engaging in only those other activities necessary or incidental thereto. A principal difference between the rights of a holder of a preferred security and a holder of a subordinated debenture is that a holder of a subordinated debenture is entitled to receive from us the principal amount of and interest accrued on subordinated debentures held, while a holder of preferred securities is entitled to receive distributions from the trust -- or from us under the guarantee -- if and to the extent the trust has funds available for the payment of these distributions.

RIGHTS OF THE HOLDERS OF THE PREFERRED SECURITIES UPON DISSOLUTION OF THE TRUST

     Upon any voluntary or involuntary dissolution, winding-up or liquidation of the trust involving the liquidation of the subordinated debentures, the holders of the preferred securities will be entitled to receive, out of the assets held by the trust, the distribution upon the liquidation in cash, as described under "Description of Preferred Securities -- Distribution on the common and preferred securities upon dissolution and liquidation of the trust." Upon any voluntary or involuntary liquidation or bankruptcy of us, the property trustee, as holder of the subordinated debentures, would be a subordinated creditor of us, subordinated in right of payment to all senior debt as described in the indenture, but entitled to receive payment in full of principal and interest, before any of our stockholders receives payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the trust, other than the trust's obligations to the holders of the preferred securities, the positions of a holder of the preferred securities and a holder of the subordinated debentures relative to other creditors and to our stockholders upon our liquidation or bankruptcy are expected to be substantially the same.

                              BOOK-ENTRY ISSUANCE

     DTC will act as securities depositary for all of the preferred securities and the subordinated debentures. The preferred securities and the subordinated debentures will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global certificates will be issued for the preferred securities of the trust and the subordinated debentures, representing in the aggregate the total number of the preferred securities or aggregate principal balance of subordinated debentures, respectively, and will be deposited with DTC.

     DTC has informed us that it is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants, which include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants, which are securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of preferred securities or subordinated debentures within the DTC system must be made by or through direct participants, which will receive a credit for the preferred securities or subordinated debentures on DTC's records. The ownership interest of each beneficial owner of each preferred security and each subordinated debenture is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased preferred securities or subordinated debentures. Transfers of ownership interests in the preferred securities or subordinated debentures are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in preferred securities or subordinated debentures, except if use of the book-entry system for the preferred securities of the trust or subordinated debentures is discontinued.

     DTC has no knowledge of the actual beneficial owners of the preferred securities or subordinated debentures; DTC's records reflect only the identity of the direct participants to whose accounts the preferred securities or subordinated debentures are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners and the voting rights of direct participants, indirect participants and beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices will be sent to Cede & Co. as the registered holder of the preferred securities or subordinated debentures. If less than all preferred securities or the subordinated debentures are being redeemed, DTC's current practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

     Although voting with respect to the preferred securities or the subordinated debentures is limited to the holders of record of the preferred securities or subordinated debentures, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to preferred securities or subordinated debentures. Under its usual procedures, DTC would mail an omnibus proxy to the relevant trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the preferred securities or subordinated debentures are credited on the record date. Those direct participants are identified in a listing attached to the omnibus proxy.

     Distribution payments on the preferred securities or the subordinated debentures will be made by the relevant trustee to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on that payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the relevant trustee, the trust or us, unless any statutory or regulatory requirements as may be in effect from time to time directs otherwise. Payment of distributions to DTC is the responsibility of the relevant trustee, disbursement of these payments to direct participants is the responsibility of DTC, and disbursements of these payments to the beneficial owners is the responsibility of direct and indirect participants.

     DTC may discontinue providing its services as securities depositary with respect to any of the preferred securities or the subordinated debentures at any time by giving reasonable notice to the relevant trustee and us. If a successor securities depositary is not obtained, definitive preferred security or subordinated debenture certificates representing the preferred securities or subordinated debentures are required to be printed and delivered. We, at our option, may decide to discontinue use of the system of book-entry transfers through DTC, or through a successor depositary. After a debenture event of default, the holders of a majority in liquidation preference of preferred securities or aggregate principal amount of subordinated debentures may determine to discontinue the system of book-entry transfers through DTC. In that event, definitive certificates for the preferred securities or subordinated debentures will be printed and delivered.

     According to DTC, the foregoing information has been provided to the financial community for information purposes only and is not intended to serve as a representation, warranty or contract notification of any kind. Neither we nor the trust has any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of preferred securities. This summary only addresses those tax consequences to a person that acquires preferred securities on their original issue at their original offering price and that is a "United States person." A United States person is:

     - an individual citizen or resident of the United States;

     - a domestic corporation;

     - an estate the income of which is subject to United States federal income tax without regard to its source; or

     - a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust.

This summary does not address all tax consequences that may be applicable to a United States person that is a beneficial owner of preferred securities, nor does it address the tax consequences to

     - persons that are not United States persons;

     - persons to whom special treatment may be applied under United States federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market and dealers in securities or currencies;

     - persons that will hold preferred securities as part of a position in a "straddle" or as part of a "hedging," "conversion" or other integrated investment transaction for United States federal income tax purposes;

     - persons whose functional currency is not the United States dollar; or

     - persons that do not hold preferred securities as capital assets.

     The statements of law or legal conclusion described in this summary constitute the opinion of Sullivan & Cromwell, counsel to us and the trust. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which may change at any time. Those changes may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described in this section, possibly adversely affecting a beneficial owner of preferred securities. The authorities on which this summary is based may be interpreted in various ways, and it is therefore possible that the United States federal income tax treatment of the purchase, ownership and disposition of preferred securities may differ from the treatment described in this section.

     PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES AS TO THE UNITED STATES FEDERAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF PREFERRED SECURITIES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

CLASSIFICATION OF THE TRUST

     Under current law and assuming compliance with the trust agreement, the trust will not be classified as an association taxable as a corporation for United States federal income tax purposes. As a result, a United States person that is a beneficial owner of preferred securities, who is referred to as a "securityholder," will be required to include in its gross income its ratable share of the interest income, including any original issue discount ("OID"), paid or accrued with respect to the subordinated debentures whether or not cash is actually distributed to the securityholders. For more information on this inclusion, see "-- Interest income and original issue discount." No amount included in income with respect to the preferred securities will be eligible for the dividends-received deduction.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

     Under applicable United States Treasury regulations, a contingency that stated interest will not be timely paid that is "remote" will be ignored in determining whether a debt instrument is issued with OID. As a result of terms and conditions of the subordinated debentures that prohibit payments with respect to our capital stock and indebtedness if we elect to defer interest payments, we believe that the likelihood of our exercising our option to defer payments is remote. Based on the foregoing, we believe that the subordinated debentures will not be considered to be issued with OID at the time of their original issuance and, accordingly, a securityholder should include in gross income that holder's allocable share of interest on the subordinated debentures, although the IRS could take a contrary position. The following discussion assumes that unless and until we exercise our own option to defer interest on the subordinated debentures, the subordinated debentures will not be treated as issued with OID.

     If the option to defer any payment of interest was determined not to be "remote" or if we exercised our option to defer any payment of interest, the subordinated debentures would be treated as issued with OID at the time of issuance or at the time of that exercise, as the case may be, and all stated interest on the subordinated debentures would thereafter be treated as OID as long as the subordinated debentures remained outstanding. In that event, all of a securityholder's taxable interest income with respect to the subordinated debentures would be accounted for as OID on a constant yield method regardless of that holder's method of tax accounting, and actual distributions of stated interest would not be reported as taxable income. Consequently, a securityholder would be required to include OID in gross income even though we would not make any actual cash payments during an extension period.

DISTRIBUTION OF SUBORDINATED DEBENTURES TO HOLDERS OF THE PREFERRED SECURITIES

     Under current law, a distribution by the trust of the subordinated debentures as described under the caption "Description of Preferred
Securities -- Redemption of the common and preferred securities or exchange upon liquidation of the trust" will be non-taxable and will result in the securityholder receiving directly its ratable share of the subordinated debentures previously held indirectly through the trust, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis that securityholder had in the preferred securities before that distribution. If, however, the liquidation of the trust were to occur because the trust is subject to United States federal income tax with respect to income accrued or received on the subordinated debentures, as the case would be if the trust were treated as an association taxable as a corporation, the distribution of subordinated debentures to securityholders by the trust would be a taxable event to the trust and each securityholder, and each securityholder would recognize gain or loss as if the securityholder had exchanged the preferred securities for the subordinated debentures it received upon the liquidation of the trust. A securityholder will include interest in income in respect of subordinated debentures received from the trust in the manner described above under "-- Interest income and original issue discount."

SALE OR REDEMPTION OF THE PREFERRED SECURITIES

     A securityholder that sells preferred securities or completely redeems them for cash will recognize gain or loss equal to the difference between its adjusted tax basis in the preferred securities and the amount realized on the sale of the preferred securities. A securityholder's adjusted tax basis in the preferred securities generally will be its initial purchase price. If the subordinated debentures are deemed to be issued with OID as a result of our deferral of interest payments, a securityholder's adjusted tax basis in the preferred securities generally will be its initial purchase price, increased by OID previously includible in that securityholder's gross income to the date of disposition and decreased by distributions or other payments received on the preferred securities since and including the date of the first extension period. That gain or loss generally will be capital gain or loss, except to the extent any amount realized is treated as a payment of accrued interest with respect to that securityholder's ratable share of the subordinated debentures required to be included in income. That gain or loss will also be long-term capital gain or loss if the preferred securities have been held for more than one year.

     If we exercise our option to defer any payment of interest on the subordinated debentures, the preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest with respect to the underlying subordinated debentures. If that deferral occurs, and if you dispose of your preferred securities between record dates for payments of distributions, and consequently do not receive a distribution from the trust for the period prior to that disposition, you will nevertheless be required:

     - to include as ordinary income accrued but unpaid interest on the subordinated debentures through the date of disposition; and

     - to add that amount to its adjusted tax basis in its preferred securities disposed of.

You would recognize a capital loss on the disposition of its preferred securities to the extent the selling price, which may not fully reflect the value of accrued but unpaid interest, is less than your adjusted tax basis in the preferred securities, which will include accrued but unpaid interest. Capital losses cannot be applied to offset ordinary income for United States federal income tax purposes, except in a few limited cases.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

     If you are a noncorporate securityholder, information reporting requirements, on Form 1099, generally will apply to:

     - payments of interest, including OID accrued, on preferred securities; and

     - payments of the proceeds from the disposition of preferred securities effected at a United States office of a broker.

Additionally, backup withholding will apply to those payments to a noncorporate securityholder that:

     - fails to provide an accurate taxpayer identification number;

     - is notified by the IRS that the securityholder has failed to report all interest and dividends required to be shown on their respective United States federal income tax return; and

     - in some circumstances, fails to comply with applicable certification requirements.

     Any amounts withheld from you under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability, provided the required information is furnished to the IRS on a timely basis.

POSSIBLE TAX LAW CHANGES

     Prospective investors should be aware that legislation has recently been introduced in the United States Congress that, if enacted, would deny an interest deduction to issuers of instruments such as the subordinated debentures. This legislation is proposed to be effective for instruments issued on or after the date of enactment of such legislation. Consequently, as drafted, this legislation would not affect the preferred securities or subordinated debentures or otherwise result in a tax event as described in "Description of Preferred Securities -- Redemption of the common and preferred securities or exchange upon liquidation of the trust -- Liquidation of the trust and distribution of the subordinated debentures." There can be no assurance, however, that this or similar legislation will not ultimately be enacted, or what the effective date of any such legislation might be, or that other changes will not occur after the date of this prospectus that would adversely affect the tax treatment of the subordinated debentures. Such a change could, if applicable to the subordinated debentures or preferred securities, give rise to a tax event, which would permit us to cause a redemption of the preferred securities.

     A shortening of the stated maturity of the subordinated debentures as described under "Description of Subordinated Debentures -- Maturity of the subordinated debentures" after a tax event may be treated as a taxable disposition of the subordinated debentures.

                              ERISA CONSIDERATIONS

     A fiduciary of a pension, profit-sharing or other employee benefit plan covered by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the preferred securities. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be in accordance with the documents governing the plan. Section 406 of ERISA and Section 4975 of the Code prohibit an employee benefit plan from engaging in some transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to the plan. Therefore, a fiduciary of an employee benefit plan should also consider whether an investment in the preferred securities might constitute or give rise to a prohibited transaction under ERISA and the Code. The prohibited transaction rules under Section 4975 of the Code also apply to individual retirement accounts.

     The U.S. Department of Labor (the "DOL") has issued a final regulation with regard to whether the underlying assets of an entity in which employee benefit plans acquire equity interests would be deemed to be plan assets. The regulation provides that the underlying assets of an entity will not be considered to be plan assets if the equity interests acquired by employee benefit plans are "publicly-offered securities" -- that is, they are:

     - widely held, which means they are owned by more than 100 investors independent of us and of each other;

     - freely transferable; and

     - sold as part of an offering pursuant to an effective registration statement under the Securities Act and then timely registered under
       Section 12(b) or 12(g) of the Exchange Act.

It is expected that the preferred securities will meet the criteria of "publicly-offered securities" above. The underwriters expect that the preferred securities will be beneficially held by at least 100 independent investors at the conclusion of the offering; there are no restrictions imposed on the transfer of the preferred securities and the preferred securities will be sold as part of an offering pursuant to an effective registration statement under the Securities Act, and then will be timely registered under the Exchange Act.

     Even if the assets of the trust are not deemed to be plan assets, we and some of our subsidiaries could be a party in interest or disqualified person with respect to an employee benefit plan or an individual retirement account purchasing the preferred securities, which may result in a prohibited transaction in the absence of an applicable exemption. Special caution should be exercised before purchasing preferred securities in that event, including a determination about the availability of a class exemption issued by the DOL, which could apply to exempt the purchase of those securities from the prohibited transaction provisions of ERISA and the Code -- e.g., Prohibited Transaction Exemption 84-14, for transactions determined by independent qualified professional asset managers, Prohibited Transaction Exemption 90-1, for transactions involving insurance company pooled separate accounts, Prohibited Transaction Exemption 91-38, for transactions involving bank collective investment funds, Prohibited Transaction Exemption 95-60 for transactions involving insurance company general accounts, and Prohibited Transaction Exemption 96-23, for transactions determined by in-house asset managers.

     Due to the complexity of these rules and the penalties imposed upon persons involved in prohibited transactions, it is especially important that the fiduciary of an employee benefit plan, or the person making the investment decision on behalf of an individual retirement account, considering the purchase of preferred securities consult with its counsel regarding the consequences under ERISA and Section 4975 of the Code of the acquisition of those securities. Employee benefit plans which are governmental plans, as defined in Section 3(32) of ERISA, and some church plans, as defined in section 3(33) of ERISA, generally need not meet ERISA requirements.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters have severally agreed to purchase from the trust, and the trust has agreed to sell to them, an aggregate of 2,200,000 preferred securities in the amounts listed below opposite their names.

                                                               NUMBER OF
                                                               PREFERRED
UNDERWRITERS                                                   SECURITIES
------------                                                   ----------
Ferris, Baker Watts, Incorporated...........................   1,266,000
Ryan, Beck & Co., LLC.......................................     844,000
CIBC World Markets..........................................      30,000
Friedman, Billings, Ramsey & Co., Inc. .....................      30,000
Janney Montgomery Scott LLC.................................      30,000
                                                               ---------
     Total..................................................   2,200,000
                                                               =========

     Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the preferred securities, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriter may be increased or, in some cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of some legal matters by their counsel, including the authorization and the validity of the preferred securities, and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions.

     If the underwriters sell more preferred securities than the total number set forth in the table above, the underwriters have an option to buy up to an additional 300,000 preferred securities from the trust to cover those sales. They may exercise that option for 30 days. If any preferred securities are purchased pursuant to this option, the underwriters will severally purchase preferred securities in approximately the same proportion as set forth in the table above. If the underwriters exercise their over-allotment option, a ratable number of common securities of the trust will be issued so that the common securities will continue to equal at least 3% of the total capital of the trust. In addition, the aggregate principal amount of subordinated debentures will be increased in a corresponding proportion up to an additional $3,093,000, as described under "Description of Subordinated Debentures."

     The underwriters propose to offer the preferred securities directly to the public at the public offering price listed on the cover page of this prospectus, and to some securities dealers (who may include the underwriters) at this price, less a concession not in excess of $0.20 per preferred security. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per preferred security to some brokers and dealers. After the preferred securities are released for sale to the public, the offering price and other selling terms may, from time to time, be changed by the underwriters.

     The expenses of the offering, not including underwriting commissions, are estimated to be $400,000.

     The table below shows the price and proceeds on a per preferred security and aggregate basis assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 300,000 preferred securities. The proceeds to be received by the trust, as shown in the table below, do not reflect estimated expenses payable by us.

                                                PER PREFERRED     WITHOUT
                                                  SECURITY        OPTION      WITH OPTION
                                                -------------   -----------   -----------
Public offering price.........................     $10.000      $22,000,000   $25,000,000
Proceeds, before expenses, to the trust.......     $10.000      $22,000,000   $25,000,000
Underwriting commission.......................     $  .375      $   825,000   $   937,500
Net proceeds, before expenses, to Sterling
  Bancorp.....................................     $ 9.625      $21,175,000   $24,062,500

     The offering of the preferred securities is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the preferred securities.

     We and the trust have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

     We have received approval to have the preferred securities listed for trading on the New York Stock Exchange under the symbol "STL-PrA", and trading is expected to begin within a 30-day period after the initial delivery of the preferred securities. The underwriters have advised the trust that they presently intend to make a market in the preferred securities after the commencement of trading on the New York Stock Exchange, but are not obligated to do so, and may discontinue market making at any time without notice. We cannot assure you as to the liquidity of the preferred securities or that an active and liquid market will develop or, if developed, that the market will continue. The offering price and distribution rate have been determined by negotiations between the underwriters and us, and the offering price of the preferred securities may not be indicative of the market price following the offering. The underwriters will have no obligation to make a market in the preferred securities, however, and may cease market-making activities, if commenced, at any time.

     In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the preferred securities during and after the offering, such as the following:

     - the underwriters may over-allot or otherwise create a short position in the preferred securities for their own account by selling more preferred securities than have been sold to them;

     - the underwriters may elect to cover any short position by purchasing preferred securities in the open market;

     - the underwriters may stabilize or maintain the price of the preferred securities by bidding;

     - the underwriters may engage in passive market making transactions; and

     - the underwriters may impose penalty bids, under which selling concessions allowed to other broker-dealers participating in this offering are reclaimed if preferred securities previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

     The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the preferred securities to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Because the National Association of Securities Dealers, Inc. may view the preferred securities as interests in a direct participation program, the offer and sale of the preferred securities is being made in compliance with the provisions of Rule 2810 under the NASD Conduct Rules.

                             VALIDITY OF SECURITIES

     Certain matters of Delaware law relating to the validity of the preferred securities, the enforceability of the trust agreement and the formation of the trust will be passed upon by Richards, Layton & Finger, P.A., One Rodney Square, Wilmington, Delaware 19801, special Delaware counsel to us and the trust. The validity of the guarantee and the subordinated debentures will be passed upon for us by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004, and for the underwriters by Venable, Baetjer and Howard, LLP, Two Hopkins Plaza, Suite 1800, Baltimore, Maryland 21201. Sullivan & Cromwell and Venable, Baetjer and Howard, LLP will rely on the opinion of Richards, Layton & Finger, P.A. as to matters of Delaware law. Certain matters relating to United States federal income tax considerations will be passed upon for us by Sullivan & Cromwell.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, included in our 2000 annual report on Form 10-K, have been incorporated in this prospectus by reference in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of that firm as experts in accounting and auditing.

              WHERE YOU CAN FIND MORE INFORMATION AND INFORMATION
                          WE INCORPORATE BY REFERENCE

     We and the trust have filed a registration statement with the SEC. This prospectus is part of the registration statement but the registration statement also contains additional information and exhibits. We also file proxy statements, annual, quarterly and special reports and other information with the SEC. You may obtain copies of the registration statement and any reports, proxy statements and other information at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can call the SEC for further information about their public reference room at 1-800-SEC-0330. These materials are also available at the SEC's website at "http://www.sec.gov".

     Our common stock, $1.00 par value, is listed on the New York Stock Exchange. Reports and other information concerning us can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The SEC allows us to incorporate documents by reference in this prospectus. This means that by listing or referring to a document which we have filed with the SEC in this prospectus, that document is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents which have been incorporated by reference, by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated.

     The documents listed below are incorporated by reference into this prospectus:

     - Our annual report on Form 10-K for the year ended December 31, 2000;

     - Our quarterly reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

     - Our current report on Form 8-K filed on January 28, 2002; and

     - Any documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the preferred securities.

     You may request a free copy of any or all of these filings by writing or telephoning us at the following address:

          Sterling Bancorp
          650 Fifth Avenue
          New York, New York 10019-6108
          Attention: Treasurer and Chief Financial Officer
          Telephone number: (212) 757-3300

     We are not including separate financial statements of the trust. We and the trust do not consider those financial statements to be material to holders of the preferred securities because:

     - the trust is a newly formed special purpose entity and has no operating history or independent operations;

     - the trust is not engaged in and does not propose to engage in any activity other than holding as trust assets our subordinated debentures and issuing the common and preferred securities;

     - taken together, our obligations under the subordinated debentures, the indenture, the related trust agreement, the related expense agreement and the related guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the preferred securities; and

     - we do not expect the trust to file periodic reports under the Exchange
       Act.

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                2,200,000 CUMULATIVE TRUST PREFERRED SECURITIES

                            STERLING BANCORP TRUST I

                  8.375% CUMULATIVE TRUST PREFERRED SECURITIES

                (LIQUIDATION AMOUNT $10 PER PREFERRED SECURITY)

               FULLY, IRREVOCABLY AND UNCONDITIONALLY GUARANTEED
          ON A SUBORDINATED BASIS, AS DESCRIBED IN THIS PROSPECTUS, BY

                            [STERLING BANCORP LOGO]

                              --------------------
                                   PROSPECTUS
                              --------------------

                              FERRIS, BAKER WATTS
                                  INCORPORATED

                                RYAN, BECK & CO.

                               February 21, 2002

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